     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1999

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NETRO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                            3663                            77-0395029
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              3860 N. FIRST STREET
                               SAN JOSE, CA 95134
                                 (408) 216-1500
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------
                               GIDEON BEN-EFRAIM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               NETRO CORPORATION
                              3860 N. FIRST STREET
                               SAN JOSE, CA 95134
                                 (408) 216-1500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------
                                   COPIES TO:

                   TAE HEA NAHM                                     LAIRD H. SIMONS III
                  LAURA A. GORDON                                    EDWARD M. URSCHEL
                  SANJAY K. KHARE                                    WILLIAM L. HUGHES
                     J.D. FAY                                       FENWICK & WEST LLP
                     GENE YOON                                     TWO PALO ALTO SQUARE
                 VENTURE LAW GROUP                                  PALO ALTO, CA 94306
            A PROFESSIONAL CORPORATION                                (650) 494-0600
                2800 SAND HILL ROAD
               MENLO PARK, CA 94025
                  (650) 854-4488

                           -------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] -------------------
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] -------------------
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] -------------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF SECURITIES         PROPOSED MAXIMUM AGGREGATE                      AMOUNT OF
          TO BE REGISTERED                      OFFERING PRICE(1)                      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock........................               $57,500,000                            $15,985.00
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                           -------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED             , 1999
PROSPECTUS

                                                  SHARES
                                  [NETRO LOGO]

                                  COMMON STOCK

                             ----------------------

      This is Netro Corporation's initial public offering of common stock.

      We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "NTRO."

      INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                             ----------------------

                                                       PER SHARE          TOTAL
                                                       ---------          -----
Public offering price................................    $                 $
Underwriting discount................................    $                 $
Proceeds, before expenses, to Netro Corporation......    $                 $

      The underwriters may also purchase up to an additional shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of common stock will be ready for delivery in New York, New
York on or about             , 1999.

                             ----------------------

MERRILL LYNCH & CO.
                         BANCBOSTON ROBERTSON STEPHENS

                                               DAIN RAUSCHER WESSELS
                                                A DIVISION OF DAIN RAUSCHER
                                                INCORPORATED

                             ----------------------

               The date of this prospectus is             , 1999.

                              [INSIDE FRONT COVER]

                                [COLOR ARTWORK]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   16
Trademarks..................................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   30
Management..................................................   42
Certain Transactions........................................   52
Principal Shareholders......................................   54
Description of Capital Stock................................   56
Shares Eligible for Future Sale.............................   58
Underwriting................................................   60
Legal Matters...............................................   63
Experts.....................................................   63
Where You Can Find More Information.........................   63
Index to Consolidated Financial Statements..................  F-1

                           INFORMATION IN PROSPECTUS

      Unless specifically stated, the information in this prospectus has been adjusted to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock, but does not take into account the possible sale of additional shares of common stock to the underwriters to cover over-allotments.

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site is not part of this prospectus. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

      This summary is not complete and does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                               NETRO CORPORATION

      We are a leading provider of intelligent broadband wireless access systems to competitive communications service providers worldwide. Our AirStar system allows service providers to rapidly and cost effectively offer integrated voice and high-speed packet data services to their business subscribers. We have engineered AirStar to support broad service rollouts and to operate at a number of different licensed frequencies worldwide. AirStar derives its price-performance benefits from dynamic bandwidth allocation and an intelligent point-to-multipoint architecture. We believe that AirStar is one of the first commercially available broadband wireless access systems providing integrated voice and high-speed data services using a point-to-multipoint architecture.

      We began shipping the beta AirStar system to service providers in the third quarter of 1998. The AirStar system is currently deployed in trials or initial commercial deployments in 17 service providers and enterprises worldwide. Most of these service providers are served through our strategic relationships with Lucent and Siemens/Italtel.

      In recent years, the volume of high-speed data traffic across communications networks worldwide has grown dramatically as the public Internet and private corporate intranets have become essential for communications and e-commerce. This traffic growth has created demand for cost-effective, broadband network access, as business users increasingly rely on high-bandwidth network applications and content. Increased deregulation has enabled a number of competitive service providers to provide local network access that has historically been offered exclusively by the incumbent provider in a given geographical region. There are a number of alternatives to deliver broadband access through existing or new wireline infrastructures, but technical, performance, cost or availability issues often limit the ability of these alternatives to satisfy the access needs of service providers and businesses worldwide. Broadband wireless offers competitive service providers the ability to rapidly provide service to large numbers of businesses without the constraints of a legacy wireline infrastructure.

      Competitive service providers deploying broadband wireless networks today must differentiate their services to a wide base of business users and compete effectively with services offered through fiber, leased lines, DSL and cable modems. Our system is designed to address these needs and deliver the following benefits to service providers:

      Service Integration and Bandwidth on Demand. Service providers using AirStar's intelligent wireless transport can support both voice and high-speed packet data services on the same system, enabling them to increase revenue from their licensed spectrum. AirStar allows service providers to offer symmetrical broadband services, with on-demand burst rates up to 8 Mbps.

      Cost-Effective Deployment and Operation. AirStar allows a competitive service provider to compete effectively in the broadband access market. AirStar is designed to provide for low overall system costs and enable success-based capital deployment by directly linking network buildout expenditures to subscriber growth. Additionally, AirStar's statistical multiplexing allows a service provider to optimize spectrum use and the deployment of equipment by expanding effective transmission capacity.

      Quality of Service and Reliability. Service providers using AirStar can deploy voice and high-speed packet data services at different price points to different market segments with the option for guaranteed quality of service levels and up to 99.999% availability. These capabilities allow a service provider to match and guarantee delivered bandwidth to a particular business' requirements and budget.

      Rapid Time to Market. Service providers using AirStar can achieve rapid time to market for integrated voice and high-speed data services through AirStar's efficient installation, end-to-end network management integration and intelligent wireless transport. By installing a single AirStar base station, the service provider can attain coverage of many potential subscribers. For example, a typical cell at 10 GHz or 26 GHz can cover ranges from 110 to 275 square miles or 5 to 15 square miles, respectively, depending on local conditions, and has a transmission capacity equivalent to approximately 400 to 450 T1 lines, or an aggregate capacity of over 600 Mbps.

      Our objective is to be the leading supplier of broadband wireless access systems used by competitive service providers at multiple licensed frequencies worldwide. We intend to capitalize on early design wins with key service providers to increase sales as these service providers deploy broadband services more widely. Furthermore, as this occurs, we intend to utilize reference sales and new product offerings to drive sales in new markets. We intend to leverage our architecture to offer new features that will provide competitive advantages to service providers. We are currently developing new products at new frequencies to meet the needs of service providers worldwide. Additionally, we intend to build upon the success that we have achieved through our strategic relationships with Lucent and Siemens/Italtel to meet the needs of service providers seeking to deploy large-scale networks and to expand our customer base.

      Netro was incorporated in California in November 1994. Our principal executive offices are located at 3860 N. First Street, San Jose, California 95134, and our telephone number is (408) 216-1500.

                                  THE OFFERING

Common stock offered................                    shares.

Common stock to be outstanding after
this offering.......................                    shares. The number of
                                         shares that will be outstanding after
                                         the offering is based on the actual
                                         number outstanding as of June 30, 1999.
                                         It includes options to purchase
                                         shares of common stock outstanding as
                                         of June 30, 1999 at a weighted average
                                         exercise price of $     per share, and
                                         shares of preferred stock issuable upon
                                         exercise of outstanding warrants at a
                                         weighted average exercise price of
                                         $     per share that will convert into
                                         the same number of shares of common
                                         stock upon completion of this offering.
                                         For more information regarding our
                                         equity benefit plans, see
                                         "Management -- Stock Plans" and note 9
                                         of notes to consolidated financial
                                         statements.

Use of proceeds.....................     We intend to use the offering proceeds
                                         for general corporate purposes,
                                         including research and development,
                                         expansion of our sales and marketing
                                         organizations and working capital.

Risk factors........................     See "Risk Factors" and the other
                                         information included in this prospectus
                                         for a discussion of factors you should
                                         carefully consider before deciding to
                                         invest in shares of our common stock.

Proposed Nasdaq National Market
symbol..............................     NTRO

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The summary consolidated financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus. The information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is derived from unaudited financial statements included elsewhere in this prospectus.

                                      PERIOD FROM
                                     NOVEMBER 14,                                        THREE MONTHS
                                         1994                                                ENDED
                                    (INCEPTION) TO       YEAR ENDED DECEMBER 31,           MARCH 31,
                                     DECEMBER 31,     ------------------------------   -----------------
                                         1995           1996       1997       1998      1998      1999
                                    ---------------   --------   --------   --------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues..........................      $    --       $    731   $  5,601   $  5,438   $   996   $ 2,142
Gross profit (loss)...............           --            112     (2,672)    (4,202)     (314)      493
Loss from operations..............       (2,262)       (12,816)   (25,237)   (29,132)   (6,535)   (6,983)
Net loss..........................       (2,069)       (12,173)   (24,534)   (28,828)   (6,317)   (7,022)
Basic and diluted net loss per
  share...........................      $(10.61)      $  (4.66)  $  (5.11)  $  (4.07)  $ (1.05)  $ (0.86)
Shares used to compute basic and
  diluted net loss per share......          195          2,610      4,798      7,087     6,039     8,205

Pro forma basic and diluted net
  loss per share..................                                          $  (0.84)            $ (0.19)
Shares used to compute pro forma
  basic and diluted net loss per
  share...........................                                            34,391              37,266

                                                               AS OF MARCH 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $22,848     $
Working capital.............................................   18,015
Total assets................................................   34,762
Long-term debt and capital leases, net of current portion...    4,763
Total shareholders' equity..................................   18,881

      For an explanation of the determination of the number of shares used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share, see note 2 of notes to consolidated financial statements.

      The consolidated balance sheet data as of March 31, 1999, as adjusted,
reflects our sale of        shares of common stock offered by this prospectus at
an assumed initial public offering price of $ per share, after deducting the estimated underwriting discount and offering expenses that we will pay. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

      Before investing in our common stock, you should be aware that there are various risks, including those described below. As a Netro shareholder, you will be subject to risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY AND OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT SUCCEED

      We have a very limited operating history. We were incorporated in November 1994 and have generated only limited revenues to date, most of which have come from sales of a predecessor point-to-point product, AirMAN, and customer trials of AirStar, our current point-to-multipoint product. In addition, our business model is evolving and relies on the success of competitive service providers and the cost competitiveness of broadband wireless access solutions compared to wireline solutions. Due to our limited operating history, it is difficult for us to predict future results of operations, and you should not expect future revenue growth to be comparable to our recent revenue growth. In addition, we believe that comparing our operating results for different periods is not meaningful, and that therefore, you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as the communications equipment industry and the emerging communication services industry. Some of these risks, in addition to those risks discussed elsewhere in this "Risk Factors" section, include:

        - a history of losses and potential for future losses;

        - significant fluctuations in quarterly operating results;

        - the intensely competitive market for telecommunications equipment;

        - the challenges encountered in expanding our sales organization;

        - the risks relating to the timely introduction of new products and product enhancements; and

        - the risks associated with the expansion of our field support infrastructure.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY

      As of March 31, 1999, we had an accumulated deficit of $74.6 million, and we expect to continue to incur net losses. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability. We incurred net losses of approximately $12.2 million, $24.5 million, $28.8 million and $7.0 million in 1996, 1997 and 1998 and the three months ended March 31, 1999. Our financial results to date are largely based on sales of AirMAN and customer trials of AirStar. Although our AirStar revenues have grown in recent quarters, our past results should not be relied on as indications of future performance. We cannot be certain that we will realize sufficient revenues to achieve and sustain profitability.

OUR OPERATING RESULTS ARE SUBJECT TO MANY FACTORS, SOME OF WHICH ARE OUTSIDE OF OUR CONTROL, THAT COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE AND OUR STOCK PRICE TO BE VOLATILE

      Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Our operating results to date are largely based on sales of AirMAN and customer trials of AirStar. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.

      Some of the factors that could affect our quarterly or annual operating results include:

        - our ability to attain and maintain production volumes and quality levels for our products;

        - our ability to obtain sufficient supplies of sole source or long lead-time components for our products;

        - our ability to achieve cost reductions;

        - the size, timing and frequency of network buildouts, which are typically large and infrequent;

        - the timing and amount of, or cancellation or rescheduling of, orders for our products, particularly large orders from our key distributors and system integrators;

        - our ability to develop, introduce, ship and support new products and product features and to manage product transitions; and

        - a decrease in the average selling prices of our products.

      Service providers and system integrators may delay delivery schedules or cancel their orders without notice. Due to these and other factors, quarterly revenues, expenses and results of operations could vary significantly in the future, and you should not rely on period-to-period comparisons as indications of future performance.

WE HAVE NOT MANUFACTURED OUR PRODUCTS IN SUBSTANTIAL VOLUMES. IF WE ARE UNABLE TO DO SO IN A COST-EFFICIENT WAY, OUR MANUFACTURING COSTS WILL BE HIGHER THAN EXPECTED, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS

      We have not manufactured our products in large volumes. We manufacture only small quantities of our products at our own facilities, and we have only recently begun limited quantity manufacturing runs with two contract manufacturers. If we or our manufacturers are unable to develop processes by which we can manufacture substantial volumes of our products at the required quality and expected costs in relatively short periods of time, our financial results will suffer. Manufacturing our products, particularly the radio elements of our products, is complex and difficult. One of our contract manufacturers does not have a history of producing these elements on a large scale. We have no substantial experience on which to base forecasts of customer orders, and, consequently, we may be unable to meet demand or we may build an excess of inventory with our contract manufacturers. Furthermore, if we do not achieve economies of scale in manufacturing, our gross margins, and hence our operating results, will not meet expectations. In addition, many of our contracts with distributors and system integrators provide for financial penalties in the event of a delay in delivery of products, which would adversely affect our business.

IF WE CANNOT REDUCE OUR MANUFACTURING COSTS, POTENTIAL CUSTOMERS WILL NOT PURCHASE OUR PRODUCTS

      Market acceptance of our products will depend in part on reductions in the unit cost of our products. We expect that as broadband access systems become more widely deployed, the price of broadband access products will decline. However, we may be unable to reduce the cost of our products sufficiently to enable us to compete with other broadband access technologies or with access lines leased from the incumbent carrier, commonly known as leased lines, prices of which are generally declining. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. In order to remain competitive, we must significantly reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products. Even if we are successful, our redesign may be delayed or may contain significant errors and product defects. In addition, any redesign may fail to result in sufficient cost reductions to allow us to significantly reduce the price of our products or improve our gross margin.

IF BROADBAND WIRELESS ACCESS TECHNOLOGY OR OUR IMPLEMENTATION OF THIS TECHNOLOGY IS NOT ACCEPTED BY SERVICE PROVIDERS, WE WILL NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS

      Our future success is substantially dependent on whether broadband wireless access technology gains market acceptance by a limited number of service providers. We have invested substantial resources in the development of this technology, and all of our products are based on this technology. Service providers continuously evaluate alternative broadband access technologies, including wireline technologies such as DSL, cable modem, optical fiber, leased lines and different wireless technologies. In particular, competitive service providers are able to use leased lines to offer service. The price of leased lines has declined significantly in many countries. If this trend continues, service providers might be more likely to use leased lines than our products, which would adversely affect our market share and pricing. In addition, widespread acceptance of broadband, point-to-multipoint wireless technology may be hindered by inherent technological limitations, such as a need for a clear line-of-sight for transmissions and a reduction in coverage radius in areas that experience heavy rain. In the event that service providers adopt technologies other than the broadband point-to-multipoint wireless technology that we offer, we may not be able to sustain or grow our business.

THE MAJORITY OF SERVICE PROVIDERS THAT ARE EXPECTED TO USE OUR PRODUCTS ARE EMERGING COMPANIES WITH LIMITED OPERATING HISTORIES. IF THESE SERVICE PROVIDERS DO NOT SUCCEED, THERE WILL BE NO MARKET FOR OUR PRODUCTS

      Most communications service providers using our products are competitive local exchange carriers, or CLECs, seeking to challenge service providers that have had a historical monopoly in a given market. If these CLECs do not succeed, there will be no market for our products. Many of these CLECs are still forming their business models, building their infrastructures, acquiring spectrum licenses and rolling out their services. These service providers have little or no experience in deploying telecom or datacom services, marketing and integrating a combination of voice and data solutions, or obtaining rights to roof space, commonly known as roof rights. Neither they nor we have experience in integrating an end-to-end service network. There is no proven business model for competitive service providers providing end-to-end services, and, consequently, there is no ability to forecast how successful these service rollouts will be. These service providers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging service providers on favorable terms, if at all. Additionally, many competitive service providers may not be successful in obtaining rights to broadband spectrum. The inability of emerging service providers to acquire and keep customers, acquire spectrum licenses, successfully raise needed funds, or respond to any other trends such as price reductions for their services or diminished demand for communications services generally, could adversely affect their businesses or cause them to reduce their capital spending on network buildouts. If competitive service providers are forced to defer or curtail their capital spending programs, sales of our products might be impacted, which would have an adverse effect on our business.

WE HAVE A LONG SALES CYCLE, WHICH LIMITS OUR ABILITY TO PREDICT REVENUES

      We do not yet know what our typical sales cycle will be. System integrators and service providers typically perform numerous tests and extensively evaluate our products before incorporating them into networks. The time required for testing, evaluation and design of our products into the service provider's network typically ranges from six to twelve months. If a service provider decides to supply commercial service with our products, it can take an additional six to twelve months or more before a service provider commences mass deployment of networks that incorporate our products. Because of this potentially long sales cycle, we may experience a delay between the time when we increase operating expenses and the time when we generate revenues, if any, from these expenses. Some factors that affect the length of our sales cycle include:

        - testing and evaluation;

        - acquisition of roof rights;

        - deployment and planning of network infrastructure;

        - complexity of network;

        - scope of project;

        - availability of spectrum; and

        - regulatory issues.

      In addition, the delays inherent in our sales cycle raise additional risks of service provider decisions to cancel or change their product plans. Our business could be adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

IF WE ARE UNABLE TO DEPLOY OUR PRODUCTS ON A LARGE SCALE OR INTEGRATE THEM INTO A LARGE-SCALE NETWORK ENVIRONMENT OR IF OUR PRODUCTS CONTAIN ERRORS OR DEFECTS, WE COULD LOSE SALES OPPORTUNITIES, SUFFER INJURY TO OUR REPUTATION, OR EXPERIENCE WARRANTY CLAIMS EXCEEDING OUR RESERVES

      We have launched our products only in small-scale installations and trial deployments to date. Our products have not been deployed on a large scale. Therefore, we cannot assure you that our products will work as we intend them to work, including with respect to transmission speed, capacity and quality, nor can we predict whether our products will sustain system failures in a large-scale field deployment. In addition, our products may contain undetected or unresolved errors when they are first introduced or as new versions are released. Our products are integrated with other network elements. There may be incompatibilities between these elements and our products that adversely affect the service provider or its subscribers. As is common in our industry, errors may be found in new products or upgrades, or there may be incompatibilities in integrated systems as a whole, after their deployment. If our products do not function in a large-scale deployment or in a network environment, or if there are errors or defects in our products, we could experience:

        - delays in or loss of sales opportunities;

        - diversion of development resources;

        - injury to our reputation; and

        - increased service, warranty and replacement costs.

      Although we have set aside warranty and inventory reserves, we might experience claims that exceed these reserves with respect to either our current product or our discontinued point-to-point product.

WE DEPEND ON TWO SYSTEM INTEGRATORS FOR MUCH OF OUR REVENUES. IF THESE SYSTEM INTEGRATORS DO NOT PURCHASE OUR PRODUCTS, OUR BUSINESS WILL BE ADVERSELY AFFECTED

      We sell most of our products through two system integrators. These system integrators incorporate our products into larger networks that include equipment manufactured by them or other parties. Aggregate sales through these two system integrators accounted for approximately 31% of our revenues for 1998, and approximately 88% of our revenues for the three months ended March 31, 1999. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend on the timing and size of future purchase orders, if any, from these two system integrators and, in particular:

        - the product requirements of these system integrators and their service provider customers;

        - the market success of these system integrators; and

        - the success of the networks deployed using our products.

      The loss of either of these system integrators or the delay of significant orders from these system integrators, even if only temporary, could, among other things:

        - reduce or delay our recognition of revenues;

        - harm our reputation in the industry; or

        - reduce our ability to accurately predict cash flow.

      We have no agreements for minimum purchase commitments from our system integrators or other resellers. The amount and timing of resources that our system integrators devote to our business is not within our control. Should either of our system integrators cease to emphasize systems that include our products, our revenues and consequently results of operations would be adversely affected. Furthermore, our relationships with these system integrators are non-exclusive. Therefore, to the extent that they elect to market alternative broadband access solutions, such as cable modems or DSL, or our competitors' broadband wireless products more aggressively or instead of our products, our revenues and consequently results of operations would be adversely affected. For instance, Siemens has an equity interest in, and an OEM relationship with, one of our competitors, which may motivate Siemens to select this competitor's solutions over our own in the future. Our major system integrators or their affiliates may also acquire or form partnerships with our competitors or may develop, support or market competing broadband access solutions. There are a limited number of other system integrators that have the global reach, financial resources or technical expertise to sell, service and integrate our products effectively. Some of those other system integrators may market products that compete with our products. If one or both of our system integrators will not sell, service or integrate our products, and we cannot identify other system integrators as replacements, we would be limited in our ability to sell our products.

WE DEPEND ON TWO CONTRACT MANUFACTURERS. IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY BASIS, AND WE ARE UNABLE TO FIND ALTERNATIVE SOURCES, WE MAY BE UNABLE TO DELIVER PRODUCTS TO MEET CUSTOMER ORDERS

      We currently have relationships with two contract manufacturers of our products. We manufacture only small quantities of products at our own facilities. Our reliance on contract manufacturers involves a number of risks, in particular:

        - their need to develop high-speed testing and manufacturing methods;

        - the possibility that they may not devote adequate capacity to us; and

        - reduction of our control over delivery schedules, manufacturing yields and costs.

      Our experience with these manufacturers provides us with no basis to project their delivery schedules, yields or costs. If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we would have to identify and train acceptable alternative manufacturers, which could take as long as six months. In addition, few manufacturers produce radios like ours on a large scale. It is possible that a source may not be available to us when needed, and we may not be able to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would affect the allocation of products to customers, which in turn could have an adverse effect on our business.

BECAUSE SOME OF OUR KEY COMPONENTS ARE FROM SOLE SOURCE SUPPLIERS OR REQUIRE LONG LEAD TIMES, OUR BUSINESS IS SUBJECT TO UNEXPECTED INTERRUPTIONS

      Many of our key components have long lead times and are purchased from sole source vendors for which alternative sources are not currently available. For example, we purchase our Base Station Shelf from Cisco Systems, Inc. pursuant to an agreement that terminates in February 2000. Cisco has recently acquired interests in companies with broadband wireless technology, and we cannot be certain that Cisco will continue to supply us after the termination of the current agreement. While we plan to eliminate the reliance on the Cisco shelf in future versions of our product and are in the process of both developing our own alternative for the shelf and seeking third-party alternatives for the shelf, engineering or other delays could hinder introduction of these alternatives. Until we phase out the Cisco shelf, our inability to obtain sufficient quantities of that shelf may result in delays or reductions in product shipments, which could adversely affect our business. In addition, we purchase most of our electronic boards from Solectron, one of our contract manufacturers, and other components from other sole source and long lead time vendors.

      Any alternate suppliers for our key components might not meet our quality standards for component vendors. In the event of a reduction or interruption of supply, as much as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. It is possible that a source may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all. In addition, the manufacture of some of our long lead time and sole source components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact the cost and timely delivery of our products. Any significant interruption in the supply, or degradation in the quality, of any component could have a material adverse effect on our business.

OUR FUTURE OPERATING RESULTS ARE DEPENDENT ON THE SALES OF A SINGLE PRODUCT

      We currently derive substantially all of our revenues from our broadband point-to-multipoint wireless products and expect that this will continue for the foreseeable future. The market may not continue to demand our current products, and we may not be successful in marketing or developing any new or enhanced products. Any reduction in the demand for our current products or our failure to successfully develop, market and introduce new or enhanced products could adversely affect our business. Factors that could affect sales of our current or new or enhanced products include:

        - the demand for broadband point-to-multipoint wireless solutions;

        - our development and introduction of, and the market acceptance of, new and enhanced products that address customer requirements;

        - product introductions or announcements by our competitors;

        - price competition in our industry and among competing broadband access technologies, including leased line pricing; and

        - technological change.

IF WE DO NOT DEVELOP NEW PRODUCTS AND PRODUCT FEATURES IN RESPONSE TO CUSTOMER REQUIREMENTS OR CHANGING STANDARDS, CUSTOMERS WILL NOT BUY OUR PRODUCTS

      The communications market is characterized by rapid technological advances, evolving industry and regulatory standards, changes in end-user requirements, frequent new product introductions and evolving offerings by service providers. We believe our future success will depend, in part, on our ability to anticipate and adapt to these changes and to offer on a timely basis new products and product features that meet customer demands. Furthermore, in order to compete in many markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market. Our ability to develop on a timely basis new products or enhancements and interfaces to existing products, or the failure of new products, enhancements or interfaces to achieve market acceptance, could adversely affect our business.

WE MUST DEVELOP PRODUCTS THAT ARE COMPLIANT WITH A VARIETY OF STANDARDS AND WORK WITH DIFFERENT SPECTRUM ALLOCATION SCHEMES AND OTHER REGULATORY REQUIREMENTS. FAILURE TO COMPLY WITH THESE STANDARDS WILL ADVERSELY AFFECT OUR ABILITY TO INTRODUCE NEW PRODUCTS OR SELL EXISTING PRODUCTS

      Many countries require communications equipment used in their country to comply with specific regulations, including safety regulations. In addition, broadband wireless equipment must work with diverse spectrum allocation schemes of many different countries, and some of these countries have not completed their spectrum allocation process. We cannot predict what these regulations or spectrum allocation schemes will be, nor when they will be completed, and we cannot assure you that we will be able to comply with these regulations or requirements. In addition, we have not completed all activities necessary to comply with existing regulations and requirements in most of the countries in which we intend to sell our products. Failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay the introduction or hinder the sale of our products.

If this compliance proves to be more expensive or time-consuming than we anticipate, our business would be adversely affected.

IF WE EXPERIENCE DIFFICULTIES OR DELAYS IN DEVELOPING NEW PRODUCTS, WE MIGHT INCUR SIGNIFICANT UNEXPECTED EXPENSES OR REDUCED REVENUES

      We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design or manufacturing difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements, any of which could cause us to incur unexpected expenses or lose revenues.

WE DEPEND ON REVENUES FROM INTERNATIONAL SALES. IF WE ARE UNABLE TO MANAGE OUR INTERNATIONAL OPERATIONS EFFECTIVELY, OUR BUSINESS WOULD BE ADVERSELY AFFECTED

      Sales in foreign countries accounted for 76% of our revenues in 1998 and 49% in the three months ended March 31, 1999. In addition, most equipment purchased by domestic customers has been shipped to international service providers. International operations are subject to a number of risks and uncertainties, including:

        - the difficulties and costs of obtaining regulatory approvals for our products;

        - unexpected changes in regulatory requirements;

        - legal uncertainties regarding liability, tariffs and other trade barriers;

        - inadequate protection of intellectual property in some countries;

        - increased difficulty in collecting delinquent or unpaid accounts;

        - potentially adverse tax consequences;

        - the difficulties and costs of staffing and managing international operations;

        - political and economic instability; and

        - currency fluctuations.

      Any of these factors could have an adverse impact on our existing international operations and business or impair our ability to expand into international markets.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS, AND OUR REVENUES FLUCTUATE ACCORDING TO THE TIMING AND SIZE OF THESE CUSTOMERS' ORDERS

      We sell our products to a small number of customers. Unless and until we diversify and expand our customer base, our future success will significantly depend on:

        - the timing and size of future purchase orders, if any, from our largest customers;

        - the product requirements of these customers;

        - the financial and operational success of these customers; and

        - the success of service providers that have deployed our products.

      Sales to our largest customers have in the past fluctuated and may in the future fluctuate significantly from quarter-to-quarter and year-to-year.

MANY PROJECTS THAT INCLUDE OUR PRODUCTS REQUIRE SYSTEM INTEGRATION EXPERTISE AND THIRD-PARTY FINANCING, WHICH WE ARE UNABLE TO PROVIDE. IF SOURCES FOR SYSTEM INTEGRATION OR FINANCING CANNOT BE OBTAINED AS NEEDED, SERVICE PROVIDERS MAY NOT SELECT OUR PRODUCTS

      Some service providers using our products purchase them as a part of a larger network deployment program that can require capital expenditures in the hundreds of millions of dollars. In some circumstances, these service providers require their equipment vendors to integrate their equipment and finance the deployment of these networks. We will be unable to provide this integration or financing and will therefore have to rely on the ability of our system integrators or third parties to integrate or finance these transactions. In the event that we are unable to identify distributors and system integrators that are able to provide this integration or financing on our behalf, we would be unable to compete for the business of some service provider accounts and our business might be adversely affected.

IF THE MARKET FOR BROADBAND ACCESS DOES NOT CONTINUE TO GROW, THERE MAY BE A LIMITED MARKET FOR OUR PRODUCTS

      The commercial market for products designed for broadband access has only recently begun to develop, and our success will depend in large part on the increased need for high-speed access networks and the continuation of broadband spectrum allocations worldwide. Critical issues concerning the increased use of broadband access services, including reliability, cost, ease of access, quality of service and security, remain unresolved and may limit the market for our products. As a result, the future growth rate, if any, or the ultimate size of the market for our products cannot be accurately predicted.

INTENSE COMPETITION IN THE MARKET FOR COMMUNICATIONS EQUIPMENT COULD PREVENT US FROM INCREASING OR SUSTAINING REVENUES OR ACHIEVING OR SUSTAINING PROFITABILITY

      The market for broadband access products generally, and point-to-multipoint wireless access products specifically, is rapidly evolving and highly competitive. As a provider of broadband point-to-multipoint wireless access products, we compete with several large telecommunications equipment suppliers such as Alcatel, Bosch, Ericsson, Hughes, Newbridge, Nortel and Spectrapoint, a newly formed joint venture between Cisco and Motorola, as well as with smaller start-up companies. In addition, well capitalized companies such as Nokia are potential entrants into the market. As an industry, broadband point-to-multipoint wireless access products compete with other potential broadband access solutions, such as wireless point-to-point technologies and broadband satellite, wireline technologies that utilize existing infrastructure, such as digital subscriber line, or DSL, fiber optic cable, cable modem technologies and leased lines.

      We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our products. Successful new product introductions or enhancements by our competitors could reduce sales or the market acceptance of our products, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may adversely affect our business. Some of the factors on which we compete are:

          - availability of product

          - availability of financing

          - reliability of product

          - low entry price point

          - ability to scale

          - ease of use

          - bandwidth of product

          - operating experience

          - price-performance

          - breadth of frequency offerings

          - completeness of integration

          - customer support

          - multi-service capability

          - manufacturing capacity

          - network management software

          - installed base

      Increased competition is likely to result in price reductions, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share, any of which would adversely affect our business.

CHANGES IN REGULATIONS AFFECTING THE COMMUNICATIONS INDUSTRY COULD REDUCE THE DEMAND FOR OUR PRODUCTS OR REQUIRE US TO MAKE EXPENSIVE MODIFICATIONS TO OUR PRODUCTS

      Any changes to legal requirements relating to the communications industry, including the adoption by international, federal or state regulatory authorities of new laws or regulations, legal challenges to existing laws or regulations, or a reversal of the trend toward deregulation, could have an adverse effect on the market for our products. Moreover, service providers may require us, or we may otherwise deem it necessary or advisable, to modify our products to address actual or anticipated changes in the regulatory environment. Our inability to modify our products or address any regulatory changes could have an adverse effect on our business.

IF WE ARE UNABLE TO HIRE OR RETAIN OUR PERSONNEL, WE MIGHT NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS

      Given our early stage of development, we are dependent on our ability to attract, retain and motivate high caliber personnel. Competition for qualified personnel in our industry and in the Silicon Valley is intense, and we may not be successful in attracting and retaining these personnel. There are only a limited number of people with the requisite skills, particularly people with millimeter wave radio expertise, and the Silicon Valley is characterized by rapidly increasing salaries. We are also dependent on the continued contributions of our principal sales, engineering and management personnel, many of whom would be difficult to replace. We currently do not maintain key person life insurance on any of our key executives. The loss of the services of any key personnel or our inability to hire new personnel could restrict our ability to develop new products and enhance existing products in a timely way, consummate sales to key system integrators, and manage our business effectively, any of which would adversely affect our business.

IF WE FAIL TO MANAGE OUR GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED

      During 1998, we increased the number of employees from 122 to 149. We anticipate that further significant expansion, including opening additional sales locations, will be required to address any future growth. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage growth effectively, our business will be adversely affected. To manage the expected growth of our operations and personnel, we will be required to:

        - improve financial and operational controls, and reporting systems and procedures;

        - install new management information systems; and

        - train, motivate and manage our sales and marketing, engineering, technical and customer support employees.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR BUSINESS

      Our success and ability to compete is dependent in part on our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have two issued U.S. patents and two patent applications pending. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could have an adverse effect on our future operating results.

CLAIMS THAT WE INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS IN PARTICULAR MARKETS

      The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have an adverse effect on our business. In addition, in our agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. As the number of entrants in our market increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have an adverse effect on our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Legal action claiming patent infringement may be commenced against us. We cannot assure you that we would prevail in this litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be adversely affected.

IF WE, OUR SUPPLIERS, SYSTEM INTEGRATORS, RESELLERS OR SERVICE PROVIDERS FAIL TO BE YEAR 2000 COMPLIANT, OUR BUSINESS MIGHT BE SEVERELY DISRUPTED

      The risk that software or hardware inaccurately process dates following the Year 2000 presents several areas of risk for our business. In particular, we are subject to:

        - costs associated with the failure of our products to be Year 2000 compliant, including potential warranty or other claims from our customers, which may result in significant expense to us;

        - business shutdowns or slowdowns as a result of a failure of the internal management systems we use to run our business, which could disrupt our business operations;

        - interruption of product or component supplies, or a reduction in product quality, as a result of the failure of systems used by our suppliers; and

        - reductions or deferrals in sales activities as a result of Year 2000 compliance issues of our distributors and system integrators.

CONTROL BY OUR EXISTING SHAREHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS BY THIRD PARTIES

      Upon completion of this offering, our executive officers, directors and 5% or greater shareholders and their affiliates will own 22,122,389 shares or approximately __% of the outstanding shares of common stock. These shareholders, if acting together, would be able to control all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS BY THIRD PARTIES

      Some provisions of our Articles of Incorporation and Bylaws and of California law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

        - authorizing the board to issue additional preferred stock;

        - prohibiting cumulative voting in the election of directors;

        - limiting the persons who may call special meetings of shareholders;

        - establishing a classified board of directors;

        - prohibiting shareholder actions by written consent; and

        - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET SIMULTANEOUSLY, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

      Sales of substantial amounts of common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which the holders of substantially all of our outstanding shares of common stock and options and warrants to purchase common stock will agree not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch. However, Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

PURCHASERS IN THIS OFFERING WILL SUFFER IMMEDIATE, SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE

      Because our common stock has in the past been sold at prices substantially less than the initial public offering price that you will pay, you will suffer
immediate dilution of $     per share in pro forma net tangible book value. The
exercise of outstanding options and warrants is likely to result in further dilution.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS ON REASONABLE TERMS

      Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our distribution and customer base, the growth of sales and marketing expenses and other factors. If capital requirements vary from those currently planned, we may require additional financing sooner than anticipated. If we raise additional funds through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution, or these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to holders of common stock and the terms of this debt could impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

      There previously has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as:

        - actual or anticipated variations in quarterly operating results;

        - announcements of technological innovations;

        - new products or services announced or offered by us or our competitors;

        - changes in financial estimates by securities analysts;

        - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

        - additions or departures of key personnel;

        - sales of common stock; and

        - other events or factors, many of which are beyond our control.

      In addition, the stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would adversely affect our business.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

        - uncertainty regarding the commercial acceptance of broadband wireless technologies;

        - uncertainty regarding our future operating results;

        - our ability to introduce new products;

        - delays or losses of sales due to long sales and implementation cycles for our products;

        - the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

        - increased demands on our resources due to anticipated growth.

      In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                   TRADEMARKS

      Each trademark, trade name or service mark appearing in this prospectus belongs to its holder. AirView and AirMAN are our registered trademarks. AirStar, CellMAC, Netro and the Netro logo are our trademarks.

                                USE OF PROCEEDS

      We estimate our net proceeds from the sale of the      shares of our
common stock offered in this offering to be approximately $     million, or
approximately $     million if the underwriters' over-allotment option is
exercised in full, based on an assumed initial public offering price of $ per share and after deducting the estimated underwriting discount and offering expenses.

      We intend to use the net proceeds from this offering for general corporate purposes, including research and development, expansion of our sales and marketing organizations and working capital. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to our loan agreement with Silicon Valley Bank and subject to limited exceptions, we may not pay dividends on our capital stock so long as obligations are outstanding under the loan agreement or for so long as Silicon Valley Bank has any commitment to make advances to us under the loan agreement.

                                 CAPITALIZATION

      The following table summarizes our capitalization as of March 31, 1999 as follows:

        - on an actual basis;

        - on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into common stock; and

        - on a pro forma, as adjusted basis to reflect the application of the net proceeds from our initial public offering and the conversion of all outstanding shares of our preferred stock into common stock.

                                                                     AS OF MARCH 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                               ACTUAL    PRO FORMA    ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash, cash equivalents and short-term investments...........  $ 22,848   $ 22,848     $
                                                              ========   ========     ========
Long-term debt and capital leases, net of current portion...  $  4,763   $  4,763     $  4,763
                                                              --------   --------     --------
Shareholders' equity:
  Preferred stock, 31,192,517 shares authorized, 29,250,875
     shares outstanding, actual; no shares outstanding, pro
     forma; 5,000,000 shares authorized and no shares
     outstanding, pro forma as adjusted.....................    92,853         --           --
  Common stock, 50,000,000 shares authorized, 8,560,775
     shares outstanding, actual; 37,811,650 shares
     outstanding, pro forma; 100,000,000 shares authorized,
                 shares outstanding, pro forma as
     adjusted(1)............................................     3,409     96,262
  Notes receivable from shareholders........................      (800)      (800)        (800)
  Deferred stock compensation...............................    (1,955)    (1,955)      (1,955)
  Accumulated deficit.......................................   (74,626)   (74,626)     (74,626)
                                                              --------   --------     --------
     Total shareholders' equity.............................    18,881     18,881
                                                              --------   --------     --------
          Total capitalization..............................  $ 23,644   $ 23,644     $
                                                              ========   ========     ========

---------------

(1) The number of shares of common stock outstanding is based on the actual number of shares outstanding as of March 31, 1999. It excludes:

        - 4,638,738 shares of common stock issuable upon exercise of options outstanding as of March 31, 1999 at a weighted average exercise price of $1.68 per share; and

        - 57,028 shares of preferred stock issuable upon exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $7.39 per share that will convert into the same number of shares of common stock upon completion of this offering.

      For more information regarding our equity benefit plans, see "Management -- Stock Plans" and notes 9 and 12 of notes to consolidated financial statements.

                                    DILUTION

      As of March 31, 1999, our net tangible book value was approximately $18.9 million, or $0.50 per share of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock. Net tangible book value represents the total amount of our tangible assets less total liabilities divided by the number of shares of common stock outstanding. Without taking into account any other changes in net tangible book value after March 31, 1999, other than to give effect to the receipt by us of the net
proceeds from the sale of the      shares of common stock in this offering at an
assumed initial public offering price of $     per share, our pro forma net
tangible book value as of March 31, 1999 would have been approximately $     ,
or $     per share. This represents an immediate increase in net tangible book
value of $     per share to existing shareholders and an immediate dilution of
$     per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Net tangible book value per share as of March 31, 1999....  $0.50
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

      The following table summarizes, on a pro forma basis, as of March 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by (1) existing shareholders and (2) new investors, before deducting the estimated underwriting discount and offering expenses payable by us:

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing shareholders..............  37,811,650          %    $96,262,000          %        $2.55
New public investors...............
                                     ----------     -----     -----------     -----
  Total............................                 100.0%                    100.0%
                                     ==========     =====     ===========     =====

      If the underwriters' over-allotment option is exercised in full, the
number of shares held by new investors will increase to           , or      % of
the total shares of common stock outstanding after this offering.

      The information in the above table excludes:

        - 4,638,738 shares of common stock issuable upon exercise of options outstanding as of March 31, 1999 at a weighted average exercise price of $1.68 per share;

        - 57,028 shares of preferred stock issuable upon exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $7.39 per share that will convert into the same number of shares of common stock upon completion of this offering; and

        - an aggregate of                shares available for future issuance
          under our 1996 Stock Option Plan, 1997 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan as of June 30, 1999. See "Management -- Stock Plans" and notes 9 and 12 of notes to consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from and are qualified in their entirety by our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this prospectus. The statement of operations data set forth below for the period from November 14, 1994 (inception) to December 31, 1995 and the balance sheet data as of December 31, 1995 and 1996 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 are derived from unaudited financial statements, were prepared on the same basis as the audited consolidated financial statements and include in the opinion of our management all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in those financial statements. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         PERIOD FROM
                                         NOVEMBER 14,                                             THREE MONTHS
                                             1994                                                     ENDED
                                        (INCEPTION) TO        YEAR ENDED DECEMBER 31,               MARCH 31,
                                         DECEMBER 31,     --------------------------------    ---------------------
                                             1995           1996        1997        1998       1998        1999
                                        --------------    --------    --------    --------    -------   -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues..............................     $    --        $    731    $  5,601    $  5,438    $   996     $ 2,142
Cost of revenues......................          --             619       8,273       9,640      1,310       1,649
                                           -------        --------    --------    --------    -------     -------
Gross profit (loss)...................          --             112      (2,672)     (4,202)      (314)        493
                                           -------        --------    --------    --------    -------     -------
Operating expenses:
  Research and development............       1,598          10,446      15,289      16,143      4,257       4,224
  Sales and marketing.................          --           1,293       3,776       4,819      1,051       1,332
  General and administrative..........         664           1,189       3,500       3,968        913       1,752
  Amortization of deferred stock
    compensation......................          --              --          --          --         --         168
                                           -------        --------    --------    --------    -------     -------
    Total operating expenses..........       2,262          12,928      22,565      24,930      6,221       7,476
                                           -------        --------    --------    --------    -------     -------
Loss from operations..................      (2,262)        (12,816)    (25,237)    (29,132)    (6,535)     (6,983)
Other income (expense)................         193             643         703         304        218         (39)
                                           -------        --------    --------    --------    -------     -------
Net loss..............................     $(2,069)       $(12,173)   $(24,534)   $(28,828)   $(6,317)    $(7,022)
                                           =======        ========    ========    ========    =======     =======
Basic and diluted net loss per
  share...............................     $(10.61)       $  (4.66)   $  (5.11)   $  (4.07)   $ (1.05)    $ (0.86)
Shares used to compute basic and
  diluted net loss per share..........         195           2,610       4,798       7,087      6,039       8,205
Pro forma basic and diluted net loss
  per share (unaudited)...............                                            $  (0.84)               $ (0.19)
Shares used to compute pro forma basic
  and diluted net loss per share
  (unaudited).........................                                              34,391                 37,266

                                                         AS OF DECEMBER 31,                                AS OF
                                         --------------------------------------------------              MARCH 31,
                                              1995           1996        1997        1998                  1999
                                         --------------    --------    --------    --------              ---------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..........................     $ 14,350       $ 13,913    $ 25,706    $ 15,128              $ 22,848
Working capital........................       13,821         12,687      25,657      12,523                18,015
Total assets...........................       15,114         19,833      37,708      26,788                34,762
Long-term debt and capital leases, net
  of current portion...................           --            556       4,209       4,547                 4,763
Total shareholders' equity.............       14,538         16,127      27,005      13,893                18,881

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

      We are a leading provider of intelligent broadband wireless access systems to competitive communications service providers worldwide. We were incorporated in 1994 and introduced our first product, the AirMAN point-to-point system, in 1996. AirMAN was discontinued in September 1998 because the market for high-capacity point-to-point broadband wireless access systems did not develop as we had expected. From 1996 onward, substantially all of our product development efforts were devoted to the AirStar point-to-multipoint broadband wireless access system. The first AirStar beta systems were shipped in the third quarter of 1998.

      All of our 1996 and 1997 revenues and approximately 47% of our 1998 revenues were derived from sales of the AirMAN system. Currently, our revenues are generated from sales of AirStar systems through system integrators that integrate our products, local resellers and our direct sales force. We began initial sales of an early 26 GHz AirStar system in Europe in early 1998. Subsequently, we introduced the AirStar system more widely to the European, Latin American and Middle Eastern markets. For 1998 and the three months ended March 31, 1999, international revenues represented approximately 76% and 49% of total revenues. In addition, a substantial portion of our domestic revenues is derived from systems intended for installation in international locations.

      Although we have historically assembled our products in-house, we are currently in the process of outsourcing manufacturing and assembly to contract manufacturers. We expect these contract manufacturers to be responsible for most of our volume production in the future. Currently, we have contracts in place with Solectron Corporation and Microelectronic Technologies, Inc. of Taiwan to serve as our manufacturers.

      System integrators and service providers typically perform numerous tests and extensively evaluate our products before incorporating them into networks. The time required for testing, evaluation and design of our products into the service provider's network typically ranges from six to twelve months. If a service provider decides to supply commercial service with our products, it can take an additional six to twelve months before a service provider commences deployment of networks that incorporate our products. During the trial period, we sell to service providers a limited number of hubs, consisting of a Base Station and Base Radio Units, and corresponding subscriber equipment, consisting of the Subscriber Access System and the Subscriber Radio Unit. The successful completion of this trial phase often results in another sale of additional hubs and subscriber equipment intended for commercial service.

      Revenues. Our current revenues primarily consist of product revenues from the sale of the AirStar system. Revenues from product sales are generally recognized when all of the following conditions are met: the product has shipped, we have the right to invoice the customer, collection of the receivable is probable and we have fulfilled all contractual obligations to the customer.

      Cost of Revenues. Our cost of revenues consists of contract manufacturing costs, material costs, compensation costs, manufacturing overhead, warranty reserves and other direct product costs.

      Research and Development. Research and development expenses consist of compensation costs, the cost of certain software development tools, consultant fees and prototype expenses related to the design, development and testing of our products. Our policy is to expense all research and development expenses as incurred. For certain projects we receive third-party research and development funding, which is offset against the related expenses.

      Sales and Marketing. Sales and marketing expenses consist primarily of compensation costs, commissions, travel and related expenses for marketing, sales and field service support personnel, as well as product management, trade show and promotional expenses.

      General and Administrative. General and administrative expenses consist primarily of compensation costs and related expenses for executive, finance, management information systems, human resources, and administrative personnel. These expenses also include professional fees, facilities and other general corporate expenses.

      Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation resulted from the granting of stock options to employees with exercise prices per share determined to be below the estimated fair values per share of our common stock at dates of grant. The deferred compensation is being amortized to expense over the vesting period of the individual options, generally four years. We have recorded total deferred stock compensation of $2.1 million through March 31, 1999.

      Other Income (Expense). Other income (expense) consists primarily of interest income earned on low-risk, short-term investments and interest paid on outstanding debt.

      Income Taxes. We have not recorded any provision for income taxes for any of the periods presented because we have generated net losses since inception.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1999

      Revenues. Revenues increased 115% from $996,000 for the three months ended March 31, 1998 to $2.1 million for the three months ended March 31, 1999. This increase was primarily due to an increase in the number of sales of the 26 GHz AirStar system and was partially offset by a decrease in sales of AirMAN systems. Sales to three customers, Nortel, Pele-Phone and Italtel, represented 43%, 18% and 15% of revenues for the three months ended March 31, 1998. Sales to two customers, Lucent and Italtel, represented 51% and 37% of revenues for the three months ended March 31, 1999. Substantially all of the revenues for these periods were generated from installations in international locations.

      Gross Profit. Gross profit increased from a loss of $314,000 for the three months ended March 31, 1998 to a profit of $493,000 for the three months ended March 31, 1999. This increase in gross profit was primarily due to lower unit costs and lower labor costs associated with higher volume product sales and greater product maturity of the AirStar system. Gross profit, as a percentage of revenues, improved from negative 32% for the three months ended March 31, 1998 to 23% for the three months ended March 31, 1999. We anticipate that gross profit will vary significantly from period to period until our sales and production volumes stabilize.

      Research and Development. Research and development expenses decreased from $4.3 million for the three months ended March 31, 1998 to $4.2 million for the three months ended March 31, 1999, primarily due to the offset of $450,000 from third-party research and development funding. This decrease was primarily the result of the greater increase in revenues during the stated periods. Gross research and development expenses increased from $4.3 million for the three months ended March 31, 1998 to $4.7 million for the three months ended March 31, 1999. This increase was primarily due to an increase in our research and development personnel, number of development projects and related third-party design and consulting charges. These projects primarily consisted of the development of the AirStar system at 26, 10 and 38 GHz.

      Sales and Marketing. Sales and marketing expenses increased from $1.1 million for the three months ended March 31, 1998 to $1.3 million for the three months ended March 31, 1999. This increase was due to the continued expansion in sales, technical assistance and field support personnel necessary to support both the pre-sale and post-sale activities associated with the AirStar system. Increased spending includes compensation costs, travel and increased sales commissions due to higher sales. Sales and marketing expenses, as a percentage of revenues, decreased from 106% to 62%. This decrease was primarily due to a greater increase in revenues during the stated periods.

      General and Administrative. General and administrative expenses increased from $913,000 for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999. This increase was due to an increase in rent expense resulting from additional office space assumed and an increase in personnel. General and administrative expenses, as a percentage of revenues, decreased from 92% to 82%. This decrease was primarily due to a greater increase in revenues during the stated periods.

      Amortization of Deferred Stock Compensation. Amortization of deferred compensation was $168,000 for the three months ended March 31, 1999. This amortization is due to deferred compensation of approximately $2.1 million, related to stock options granted in the year ended December 31, 1998 and the three months ended March 31, 1999, which we are amortizing over the vesting periods of the applicable options beginning in 1999.

      Other Income (Expense). Other income decreased from $218,000 for the three months ended March 31, 1998 to an expense of $39,000 for the three months ended March 31, 1999. This decrease was primarily due to less interest earned on lower average cash balances, and interest expense incurred due to greater utilization of secured equipment loans and lease and bank financing for working capital.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

      Revenues. Revenues increased from $731,000 in 1996 to $5.6 million in 1997 due to increased sales of AirMAN in 1997 after its introduction in late 1996. Revenues decreased from $5.6 million in 1997 to $5.4 million in 1998. This decrease was primarily due to the discontinuation of the AirMAN system, which resulted in declining revenues that more than offset the revenues generated from the launch of the AirStar system. Sales to two customers, PanDacom and o.tel.o Communications GmbH, represented 79% and 12% of revenues for 1996. Sales to four customers, PanDacom, Pele-Phone, o.tel.o and Alpine-Energie, represented 39%, 21%, 20% and 12% of revenues for 1997. PanDacom resold substantially all of its purchases to o.tel.o in 1996 and 1997. Sales to four customers, Alpine-Energie, Lucent, Italtel and Pele-Phone, represented 27%, 16%, 15% and 10% of revenues for 1998. Substantially all of the revenues for these years were generated from installations in international locations.

      Gross Profit (Loss). Gross profit decreased from $112,000 in 1996 to a loss of $2.7 million in 1997 due to sales discounts and inventory write-downs related to the AirMAN system. Gross profit decreased from a loss of $2.7 million in 1997 to a loss of $4.2 million in 1998. This decrease was primarily due to pricing pressures for the AirMAN system in the point-to-point equipment market and increased warranty reserves for the AirMAN system.

      Research and Development. Research and development expenses increased from $10.4 million in 1996 to $15.3 million in 1997 and $16.1 million in 1998. The increases in research and development expenses were primarily due to increases in personnel and compensation costs, prototype material expenses, third party engineering charges and expenses related to the beta release of the initial AirStar system. Gross research and development expenses increased from $15.3 million in 1997 to $17.0 million in 1998. Gross research and development expenses in 1998 were partially offset by third-party research and development funding of $900,000.

      Sales and Marketing. Sales and marketing expenses increased from $1.3 million in 1996 to $3.8 million in 1997 and $4.8 million in 1998. These increases were primarily due to the significant expansion in sales, technical assistance and field support personnel necessary to support both the pre-sale and post-sale activities associated with the AirStar system. Increased spending also included compensation costs, travel and increased sales commissions due to higher sales.

      General and Administrative. General and administrative expenses increased from $1.2 million in 1996 to $3.5 million in 1997 and $4.0 million in 1998. The increases in 1997 and 1998 were primarily due to increased rent expense due to relocation to larger facilities, as well as an increase in personnel.

      Other Income (Expense). Other income increased from $643,000 in 1996 to $703,000 in 1997 and decreased to $304,000 in 1998. In 1997, interest earned increased due to higher average cash balances year to year. The decrease in 1998 was primarily due to interest expense resulting from greater utilization of secured equipment loans and lease and bank financing for working capital.

QUARTERLY RESULTS OF OPERATIONS

      The following tables present unaudited quarterly operating results, in dollars and as a percentage of revenues, for the five quarters ended March 31, 1999. We believe this information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                                            THREE MONTHS ENDED
                                           -----------------------------------------------------
                                           MAR 31,    JUNE 30,    SEPT 30,    DEC 31,    MAR 31,
                                            1998        1998        1998       1998       1999
                                           -------    --------    --------    -------    -------
                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  AirStar................................  $   585    $   650     $   103     $ 1,574    $ 2,133
  AirMAN.................................      411      1,627         463          25          9
                                           -------    -------     -------     -------    -------
          Total revenues.................      996      2,277         566       1,599      2,142
Cost of revenues.........................    1,310      2,963       2,523       2,844      1,649
                                           -------    -------     -------     -------    -------
Gross profit (loss)......................     (314)      (686)     (1,957)     (1,245)       493
                                           -------    -------     -------     -------    -------
Operating expenses:
  Research and development...............    4,257      4,512       4,430       2,944      4,224
  Sales and marketing....................    1,051      1,279       1,262       1,227      1,332
  General and administrative.............      913        987         990       1,078      1,752
  Amortization of deferred stock
     compensation........................       --         --          --          --        168
                                           -------    -------     -------     -------    -------
          Total operating expenses.......    6,221      6,778       6,682       5,249      7,476
                                           -------    -------     -------     -------    -------
Loss from operations.....................   (6,535)    (7,464)     (8,639)     (6,494)    (6,983)
Other income (expense)...................      218        100          38         (52)       (39)
                                           -------    -------     -------     -------    -------
Net loss.................................  $(6,317)   $(7,364)    $(8,601)    $(6,546)   $(7,022)
                                           =======    =======     =======     =======    =======
AS A PERCENT OF TOTAL REVENUES:
Revenues:
  AirStar................................       59%        29%         18%         98%        99%
  AirMAN.................................       41         71          82           2          1
                                           -------    -------     -------     -------    -------
          Total revenues.................      100        100         100         100        100
Cost of revenues.........................      132        130         446         178         77
                                           -------    -------     -------     -------    -------
Gross profit (loss)......................      (32)       (30)       (346)        (78)        23
                                           -------    -------     -------     -------    -------
Operating expenses:
  Research and development...............      427        198         783         184        197
  Sales and marketing....................      105         56         223          77         62
  General and administrative.............       92         43         175          67         82
  Amortization of deferred stock
     compensation........................       --         --          --          --          8
                                           -------    -------     -------     -------    -------
          Total operating expenses.......      625        297       1,181         328        349
                                           -------    -------     -------     -------    -------
Loss from operations.....................     (656)      (327)     (1,527)       (406)      (326)
Other income (expense)...................       22          4           7          (3)        (2)
                                           -------    -------     -------     -------    -------
Net loss.................................     (634)%     (323)%    (1,520)%      (409)%     (328)%
                                           =======    =======     =======     =======    =======

      Revenues increased for the two quarters ended March 31 and June 30, 1998 due to increased sales volumes driven by AirMAN system discounts. During these quarters, revenues also increased due to

AirStar system sales to customers for our pre-beta testing program. Revenues decreased for the quarter ended September 30, 1998 primarily due to the discontinuation of the AirMAN system. Revenues increased for the quarters ended December 31, 1998 and March 31, 1999 due to AirStar system sales following our beta release. Gross profit increased for the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999 primarily due to increased sales of AirStar products at relatively higher profit margins. Research and development expenses decreased in the quarter ended December 31, 1998 primarily due to third-party engineering funding and fluctuations in third-party design and consulting charges and usage of prototype material. Sales and marketing expenses fluctuate on a quarterly basis due to seasonal promotional and marketing expenses for trade shows. General and administrative expenses increased in the quarter ended March 31, 1999 due to an increase in rent expense resulting from additional office space assumed and an increase in personnel. Other income decreased for the quarters ended June 30, September 30 and December 31, 1998 primarily due to an increase in interest expense as a result of greater utilization of secured equipment loans and lease financing and bank financing for working capital.

      We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our operating expenses generally may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the telecommunications and data communications equipment industries. We may not be able to successfully address these risks and difficulties. In addition, although we have experienced revenue growth recently, our revenue growth may not continue, and we may not achieve or maintain profitability in the future.

      Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Our operating results to date are largely based on sales of AirMAN and customer trials of AirStar. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.

      Some of the factors that could affect our quarterly or annual operating results include:

        - our ability to attain and maintain production volumes and quality levels for our products;

        - our ability to obtain sufficient supplies of sole source or long lead time components for our products;

        - our ability to achieve cost reductions;

        - the size, timing and frequency of network buildouts, which are typically large and infrequent;

        - the timing and amount of, or cancellation or rescheduling of, orders for our products, particularly large orders from our system integrators and resellers;

        - our ability to develop, introduce, ship and support new products and product features and to manage product transitions; and

        - a decrease in the average selling prices of our products.

      Our sales cycle, which is lengthy -- typically between six and twelve months -- contributes to fluctuations in our quarterly operating results. Further, the emerging and evolving nature of the market for point-to-multipoint systems may lead prospective customers to postpone their purchasing decisions. In addition, general concerns regarding Year 2000 compliance may further delay purchase decisions by prospective customers.

      Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed in the near term. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period-to-period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

      Since inception, we have financed our operations primarily through the sale of preferred equity securities and more recently through the use of secured loans and leases for the purchase of capital equipment and bank financing for working capital. As of March 31, 1999, we have raised an aggregate of $93.1 million, before offering expenses of $200,000, through the sale of preferred stock.

      As of March 31, 1999, cash and cash equivalents were $8.0 million and short-term investments were $14.9 million. We have a $6.0 million bank line of credit. As of March 31, 1999, borrowings outstanding were $2.9 million and amounts utilized for outstanding letters of credit were $500,000 under this agreement. The line of credit is secured by eligible outstanding accounts receivable and inventory. The borrowings under the line are due in January 2000 and accrue interest at the 30-day LIBOR plus 2.25% or the bank's prime rate, at our option. In addition, we have secured equipment financing with three lenders which allows a maximum borrowing of $11.8 million of which $2.0 million was available as of March 31, 1999. As of March 31, 1999, $7.0 million remained outstanding under these arrangements. See note 6 of notes to consolidated financial statements.

      Cash used for operations was $5.0 million for the three months ended March 31, 1999 and $25.9 million for fiscal 1998. Cash used for operations for both periods was primarily due to the net loss, partially offset by non-cash charges.

      Cash used in investing activities was $6.4 million for the three months ended March 31, 1999, primarily due to excess cash invested in short-term investments. Cash used in investing activities was $2.2 million for fiscal 1998, primarily for capital equipment purchases.

      Cash provided by financing activities was $13.3 million for the three months ended March 31, 1999. Cash provided by financing activities was $18.5 million for fiscal 1998. Cash provided by financing activities for both periods was primarily due to issuance of preferred stock and, to a lesser extent, capital lease and bank financing.

      We have no material commitments other than obligations under our credit facilities and operating and capital leases. See notes 6 and 7 of notes to consolidated financial statements. Our future capital requirements will depend upon many factors, including the timing of research and product development efforts and expansion of our marketing efforts. We expect to continue to expend significant but smaller amounts on property and equipment related to the expansion of our facilities, research and development laboratory and test equipment, as the capital required for volume manufacturing is being committed by our contract manufacturers.

      In future periods, we generally anticipate significant increases in working capital on a period-to-period basis primarily as a result of planned increased product revenues. In conjunction with the expected increase in revenues, we expect higher levels of inventory and accounts receivable. While we also expect an increase in accounts payable and other liabilities, we do not expect that they will offset the increases in inventory and accounts receivable.

      We believe that continued substantial investment in research and development is critical to attaining our strategic product and cost-reduction objectives. We also expect to expand our field sales and customer support organizations as customers move from trials to large scale deployments, which will in turn increase sales and marketing expenses. The growth of our business and operation as a public company will require additional personnel and costs resulting in increases in our general and administrative expenses.

      We believe that the net proceeds from this offering together with our cash and cash equivalents balances, short-term investments and funds available under our existing line of credit will be sufficient to satisfy our cash requirements for at least the next 12 months. Our management intends to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

IMPACT OF YEAR 2000

      Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Any of our computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "year 2000" requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      General Readiness Assessment. The year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our operations. As a result, we have formalized our year 2000 compliance plan, to be implemented by a team of our internal information technology staff responsible for monitoring the assessment and remediation status of our year 2000 projects and reporting that status to our executive staff. This project team is currently assessing the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

      Assessment of Netro's Products. Beginning in 1998, we began assessing the ability of our products to operate properly in the year 2000. We believe that our current products are year 2000 compliant, other than software used in our AirMAN product. We are in the process of notifying all of our customers that are using our AirMAN product that we have a software upgrade that fixes the non-compliant software. Additionally, as we design and develop new products, we subject them to testing for year 2000 compliance and the ability to distinguish between various date formats. We expect to continue to test our software and products for year 2000 compliance and compliance when used with other standard operating systems or computer platforms. Accordingly, we do not believe that the year 2000 issue presents a material exposure as it relates to our products

      Assessment of Internal Infrastructure. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Based on a review of our computer systems, we have determined that we will be required to modify or replace some portions of our software so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software through our maintenance contracts with third-party vendors, year 2000 issues can be mitigated. We expect to complete this process before December 31, 1999.

      Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We are currently assessing the potential effect and costs of remediating the year 2000 problem on our office equipment and our facilities in San Jose, California. We expect to complete this process before December 31, 1999.

      Costs of Remediation. We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $100,000, most of which we expect to incur during calendar 1999. This estimate is being monitored, and we will revise it as additional information becomes available. Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results. In addition, we have not deferred any material information technology projects nor equipment purchases as a result of our year 2000 problem activities.

      Suppliers. As part of our year 2000 plan, we have contacted third-party suppliers of components and key subcontractors used in the delivery of our products to identify and, to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we expect that we will be able to resolve any significant year 2000 problems with these third parties, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve year 2000 problems with their systems in a timely manner could have a material adverse effect on our business. We expect to complete this process before December 31, 1999.

      Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all year 2000 problems that could materially adversely affect our business operations before December 31, 1999. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which year 2000 problem-related failures will occur or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

        - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

        - possible business disputes and claims, including claims under product warranty, due to year 2000 problems experienced by our customers and incorrectly attributed to our products or performance, which we believe will be resolved in the ordinary course of business; and

        - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

      Contingency Plans: We are currently developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans before December 31, 1999. Depending on the systems affected, these plans could include:

        - accelerated replacement of affected equipment or software;

        - short- to medium-term use of backup equipment and software or other redundant systems;

        - increased work hours for our personnel or the hiring of additional information technology staff; and

        - the use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

      Our implementation of any of these contingency plans could have a material adverse effect on our business.

      Disclaimer: The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Foreign Currency Hedging Instruments. We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses have not been material. Basically, all of our revenues are earned in U.S. dollars. Operating expenses incurred by our German subsidiary are denominated primarily in European currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

      We do not use derivative financial instruments for speculative trading purposes.

      Fixed Income Investments. Our exposure to market risks for changes in interest rates relates primarily to corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

      Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as held-to-maturity and considered to be short-term investments.

                                    BUSINESS

      We are a leading provider of intelligent broadband wireless access systems to competitive communications service providers worldwide. Our AirStar system allows service providers to rapidly and cost effectively offer integrated voice and high-speed packet data services to their business subscribers. We have engineered AirStar to support broad service rollouts and to operate at a number of different licensed frequencies worldwide. AirStar derives its price-performance benefits from dynamic bandwidth allocation and an intelligent point-to-multipoint architecture. We believe that AirStar is one of the first commercially available broadband wireless access systems providing integrated voice and high-speed data services using a point-to-multipoint architecture.

INDUSTRY BACKGROUND

      In recent years, the volume of high-speed data traffic across communications networks worldwide has grown dramatically as the public Internet and private corporate intranets have become essential for communications and e-commerce. International Data Corporation forecasts that the number of Internet users worldwide will grow from approximately 142 million in 1998 to approximately 502 million by the end of 2003. In addition to an increase in network traffic volume resulting from this growing user base, traffic is also increasing due to the development of sophisticated multimedia content and the deployment of bandwidth-consuming network applications such as e-commerce. IDC estimates that by 2003, 87% of worldwide e-commerce revenue will be generated from business users or business-to-business transactions. These forms of content and network applications require the transmission of large, bandwidth-intensive files across networks. As users increasingly rely on higher-bandwidth network applications and content for business and personal use, they require cost-effective broadband network access, which is often unavailable or inadequate over the legacy wireline access network infrastructure.

      Telecommunications deregulation worldwide is creating greatly expanded opportunities for a larger group of service providers to meet the increasing demand for broadband network access. Increased deregulation has enabled a large number of CLECs to provide local network access historically only offered by the incumbent, often monopolistic, provider in a given geographical region. This opportunity is increasingly global as Europe, Latin America and Japan join the U.S. and the United Kingdom in promoting a competitive local access environment. Many of these CLECs are focusing on the deployment of wireless broadband networks because of the inherent ability of wireless technology to offer service quickly to a large number of subscribers. Furthermore, regulators and local service providers are focused on wireless broadband as a key technology enabler for future broadband networks, especially in countries where existing wireline infrastructure quality would require substantial investment to carry broadband services. The Strategis Group estimates that wireless broadband, defined as licensed frequencies from 2.5 to 43 GHz, has the potential to address 60% of the metropolitan broadband business services market.

      In order to enable greater local competition and accelerate broadband deployments, the FCC and similar regulators abroad have recently opened up various bands of wireless spectrum at frequencies of 10 GHz and above. These frequency bands have been allocated or awarded in large contiguous blocks and have the potential to support both broadband data and traditional voice services, unlike some lower frequency bands used for narrowband mobile telephony. To obtain the rights to these licensed bands, many service providers have either paid substantial upfront fees, committed to large capital deployments for wireless network buildouts or acquired companies that own broadband spectrum. Additionally, some mobile telephony operators are seeking to leverage their wireless experience, roof rights and backhaul infrastructure by acquiring spectrum to deploy broadband services in what is called fixed mobile integration, or FMI. These spectrum acquisitions have given CLECs and mobile operators an alternative means to provide broadband services.

      Although increased demand and deregulation have generated new opportunities for service providers using both wireline and wireless networks, bandwidth limitations of the "last mile" have constrained service providers from exploiting these opportunities. The last mile generally spans the link between the network backbone and the subscriber. Although many wide area network backbones have been upgraded with fiber and have utilized technologies to operate at speeds up to 9 gigabits per second, the local access telephone network typically consists of legacy copper lines originally designed to transmit constant-rate voice at a fraction of that speed. This access bottleneck is frustrating a broad base of business users, many of which require symmetrical access to high-speed data that tends to be bursty.

      Wireline technologies attempt to solve these bandwidth constraints, but they do not meet the needs of many CLECs that are seeking to offer broadband services to businesses worldwide. DSL and cable modem services have recently been launched by incumbent owners of copper or coaxial cable infrastructures, or by selected CLECs in the U.S. that have been granted regulatory access to those infrastructures. Most DSL and cable modem deployments, however, offer high-speed, asymmetrical services or slower speed symmetrical services. In the case of DSL, speeds can vary with distance and infrastructure quality. Neither of these services satisfies the needs of many businesses that require access to symmetrical high-speed data. Additionally, because coaxial cable passes more residences than businesses, or is not deployed in many countries, it is not an alternative for many business users worldwide. Leased lines are available to business users in many countries, but the prices associated with these dedicated, high-bandwidth lines are often prohibitive, especially outside the U.S. Similarly, fiber optic technology is typically only deployed to solve the bandwidth needs of the largest businesses, where high installation costs can be spread over many users. In short, these wireline technologies are not cost-effective for many businesses, or they require either substantial upfront capital investment or a high-quality existing infrastructure.

      CLECs and mobile operators with licenses to broadband wireless spectrum worldwide are now seeking to capitalize on deregulation and increased demand to offer broadband network access to subscribers. Many of these CLECs target business customers for which alternate broadband access technologies are unavailable, inadequate or not cost-effective. Broadband wireless technologies can offer immediate coverage of a metropolitan area and can be deployed rapidly without dependence on the quality of or access to a legacy network.

      Although many CLECs with broadband wireless spectrum recognize the opportunity to meet new demand for integrated voice and high-speed data services, many are constrained from cost effectively offering these services to a wide base of business users. Historically, most wireless broadband access technologies were only cost-effective for providing a dedicated link to connect high traffic nodes in a network such as large office buildings where high radio costs can be spread over many users. These dedicated wireless links are typically referred to as point-to-point connections.

      CLECs and mobile operators deploying broadband wireless networks today must differentiate their services to a wide base of business users while effectively competing with services offered by fiber, leased lines, DSL and cable modems. For example, a CLEC deploying a wireless network could offer multiple integrated voice and data services with guaranteed quality levels to maximize revenue from its spectrum. A CLEC that could rapidly offer these services to a broad base of business customers would often have an early-mover advantage in a particular metropolitan market. Any broadband wireless solution implemented by these CLECs must be reliable and cost-effective to deploy. Although a large market opportunity exists to provide solutions that allow CLECs to deploy differentiated services, very few vendors offer commercially available wireless broadband products to serve this market.

THE NETRO SOLUTION

      We are a leading provider of intelligent broadband wireless access systems to competitive communications service providers worldwide. Our AirStar system allows service providers to rapidly and cost effectively offer integrated voice and high-speed packet data services to their business subscribers. We have engineered AirStar to support broad service rollouts and to operate at a number of different licensed frequencies worldwide. AirStar derives its price-performance benefits from dynamic bandwidth allocation and an intelligent point-to-multipoint architecture. We believe that AirStar is one of the first commercially available broadband wireless access systems providing integrated voice and high-speed data services using a point-to-multipoint architecture. We believe our AirStar system provides the following benefits to service providers:

      Service Integration and Bandwidth on Demand. Our AirStar system employs our proprietary ATM-based media access control layer, CellMAC, which enables flexible and dynamic sharing of bandwidth on a packet-by-packet basis among a number of subscribers and service types. Many existing access network implementations are optimized for either voice or data traffic. Voice traffic requires constant, low capacity transmissions while data traffic requires bursty, high-capacity transmissions. Consequently, network operators wishing to carry both types of traffic often must set aside capacity to service peak data traffic requirements, allow degradation of service during heavy usage or service a smaller number of subscribers. In contrast, service providers using AirStar's intelligent wireless transport can support voice and high-speed data from the same system without these performance compromises. Additionally, AirStar allows service providers to offer symmetrical broadband services, with burst rates up to 8 Mbps to meet the needs of many business users that send and receive large files for email, application hosting, intranet access and e-commerce.

      Cost-Effective Deployment and Operation. AirStar's cost-effective deployment allows a service provider to compete effectively in the broadband access market. By employing a point-to-multipoint, hub-and-spoke architecture, one AirStar hub radio can serve multiple subscriber radios, which lowers total radio costs relative to point-to-point solutions. AirStar also uses a time division multiple access, or TDMA, architecture, which reduces duplicate network hardware components such as modems, and further lowers overall system costs. In addition, a significant portion of the buildout of an AirStar network is directly related to subscriber growth, resulting in success-based deployment of capital. To deploy service to incremental subscribers in a sector, a provider simply installs plug-and-play subscriber equipment at the business and provisions the installation remotely. Finally, AirStar's statistical multiplexing allows a service provider to optimize spectrum use and the deployment of equipment by expanding effective transmission capacity.

      Quality of Service and Reliability. Service providers using AirStar can deploy voice and data services at different price points to different market segments with the option for guaranteed quality of service levels and up to 99.999% availability. AirStar can prioritize transmissions based on different traffic priority levels, and fill available transmission capacity with packets of lower priority data traffic. Furthermore, AirStar's system is engineered to enable competitive service providers to offer the same high reliability and availability for all services that incumbent service providers have historically offered for voice services. Reliability is accomplished through forward error correction, redundancy and comprehensive network management software.

      Rapid Time to Market. Service providers using AirStar can achieve rapid time to market for integrated voice and high-speed data through AirStar's efficient installation, end-to-end network management and intelligent wireless transport. Competitive service providers that we target have typically committed a high level of capital investment to enter the broadband access market, and thus are focused on quickly realizing return on their investment. Our AirStar system is scalable and allows service providers to rapidly offer new services to existing or incremental subscribers within a cell by a simple software command and a plug-and-play radio installation that is automatically configured by the base station with little technician intervention. By installing one AirStar base station, the service provider can attain coverage of many potential subscribers. For example, a typical cell at 10 GHz or 26 GHz can cover ranges from 110 to 275 square miles or 5 to 15 square miles, respectively, depending on local conditions, and has a transmission capacity equivalent to approximately 400 to 450 T1 lines, or an aggregate capacity of over 600 Mbps. Compared to other broadband access technologies that often require lengthy and expensive plant upgrades before offering service or do not support integrated voice and symmetrical data services, AirStar allows a service provider to rapidly deploy integrated voice and high-speed data services as demand warrants.

STRATEGY

      Our objective is to be the leading supplier of broadband wireless access systems used by competitive service providers at multiple licensed frequencies worldwide. Key elements of our strategy include the following:

      Increase Deployments within Our Existing Service Provider Base. As the needs of service providers evolve, we intend to extend product features to leverage the success achieved at key service providers. We believe that we are one of the first vendors to deliver a commercially available point-to-multipoint broadband access system and thus have an early mover advantage. To date, service providers have deployed the AirStar system in limited commercial rollouts or trials. We intend to convert early design wins within our existing service provider base into large-scale commercial deployments. We expect the average time between trial and commercial rollout to decrease as these service providers successfully deploy service to subscribers and become more familiar with the system.

      Drive Deployments by New Service Providers. We believe that our visibility as one of the first vendors to commercially offer point-to-multipoint broadband wireless access products will provide additional customer trials and reference sales. We intend to utilize successful deployments at existing service providers as reference accounts for new service providers. Our products are designed to provide price and performance advantages that will help generate new revenues rapidly for many service providers that license broadband wireless spectrum worldwide. Consequently, we intend to aggressively expand our product marketing and development beyond existing service providers at the 10 and 26 GHz frequencies and into new markets domestically and internationally to serve a broader service provider base. For example, we intend to conduct 38 GHz trial installations in 1999, allowing us to serve CLECs at that frequency in the U.S. market.

      Provide Competitive Advantages to Service Providers. We intend to continue to focus our product development efforts on features that enable service providers to deploy differentiated, profitable services to their business subscribers. The AirStar system allows service providers to rapidly and cost-effectively deploy voice and data services when demand warrants. As service providers begin to deploy AirStar on a broader basis, we expect they will demand support for additional data and voice services and higher bandwidth interfaces to increase their market share. We intend to offer new features that will enable service providers to further differentiate their services. For example, we expect to introduce support for ISDN-PRI and Frame Relay interfaces and up to 16 Mbps burst rates in 1999.

      Strengthen and Expand Relationships with Leading Communications Equipment Vendors. We intend to build on our success with Lucent and Siemens/Italtel to meet the needs of service providers seeking to deploy large-scale networks and to expand our service provider base. Our relationships with these two vendors enable service providers deploying AirStar to access turnkey services, such as system integration, and to receive an increased level of customer service. We believe the provision of these turnkey services can facilitate broader deployments worldwide. We further believe that leading communications equipment vendors have a global sales presence and are in the strongest position to provide service providers with system integration and comprehensive services and support. Thus, we believe strengthening these relationships and selectively establishing new relationships will facilitate increased volume deployments of our products in the global market.

      Capitalize on Technology Leadership to Rapidly and Cost Effectively Introduce New Products. Our platform enables dynamic bandwidth allocation by integrating a number of technical competencies, including millimeter wave radio design, data networking and network management software. We believe integrating these competencies is highly complex, and we intend to leverage our technology expertise to introduce new products and features rapidly and cost effectively. Our modular architectural design enables us to reuse many common networking elements and protocol software. As a result, the introduction of products in a new frequency typically only requires relatively simple modifications in the radio elements rather than the extensive development time and costs of entirely redesigned equipment.

      Leverage Third-Party Customer Support to Scale Rapidly. We are actively training our system integrators, our other resellers and service providers themselves in the operation and maintenance of the AirStar system. Many of our service providers and system integrators have extensive experience in deploying and provisioning broadband networks on a large scale. We plan to work closely with our system integrators and service providers to enable them to provide their own primary and secondary tiers of support for the AirStar system while our engineers and customer service personnel will provide backup support on a 24-hour, 7-day basis. By educating our system integrators and service providers' personnel about primary and secondary levels of support, we intend to scale our business rapidly as service providers worldwide transition from trials to commercial deployments.

PRODUCTS

      The AirStar system is typically deployed in a cellular, hub-and-spoke architecture. Each cell has a central hub that can provide immediate coverage of a particular area, with coverage depending on the licensed frequency, local conditions and the service availability chosen by the service provider. The AirStar system consists of integrated network and millimeter wave radio components located at a central hub and at multiple subscriber locations within a cell. Components of this system, which are described below, are the Base Station, the Base Radio Unit, the Subscriber Radio Unit and Subscriber Access System, all of which are managed by the AirView LE network management software. Equipment at the hub consists of the Base Station and the Base Radio Unit. Equipment at a subscriber's premises consists of a Subscriber Access System and a Subscriber Radio Unit. The AirView LE is typically used at the service provider's Metropolitan Switching Center, or MSC, where it is used to remotely monitor the subscriber and the hub equipment. The table below shows the coverage statistics for a typical installation and configuration under common local conditions in the geographic regions where we expect many of our products to be deployed.

                                                         COVERAGE AREA
                                 FREQUENCY               (SQUARE MILES)
                                 ---------               --------------
                                  10 GHz                   110 - 275
                                  26 GHz                     5 - 15
                                  38 GHz                     2 - 6

      The Base Radio Units at the hub site send and receive simultaneous broadband transmissions from multiple Subscriber Radio Units. The system schedules transmissions from each subscriber on a packet-by-packet basis. The Base Station prioritizes the transmissions and allocates just enough bandwidth or time slots to complete the transfer of each packet. The Base Station and the Subscriber Access System process and manage the information transmitted by the radio components over the air. Security of the transmissions over the air is achieved through discrete identifiers for each of the Subscriber Access Systems and bit-level scrambling of the digital transmission through our air interface protocol. This traffic is processed and delivered to the service provider's MSC, where the voice and data traffic is interconnected with the public switched telephone network for voice networks, the Internet backbone or public frame relay networks.

      The following diagram depicts a wireless broadband access network using our AirStar system.
                                    [CHART]
   Diagram and captions on page 35 of the S-1 form:
   1. Left: A diagram depicting the "Subscriber Premises" with a "Netro AirStar Subscriber Radio Unit" connected to a "Netro AirStar Subscriber Access System" connected to a PBX (which in turn is connected to three telephones and a fax), a Router (Frame Relay) and a Computer "LAN". The Subscriber Radio Unit points to a Netro AirStar Base Radio Unit in the adjacent Left Central Station.
   2. Left Central Section A diagram depicting a "Netro AirStar Base Radio Unit" connected to a Netro AirStar Base Station (with arrows noting the BMU, the BSC and the BSS). The diagram depicts the "Central Hub". The Base Station is connected through "fiber" to a cloud and a computer monitor. "Netro AirView Link Explorer Network Management Software" is in the right Central Section.
   3. Right Central Section and Right Section. A diagram depicting the "backbone" with a cloud depicting traffic from the Base Station being converted into several networks depicted by clouds: Internet, Frame Relay, PSTN, TDM, Mobile Switching Center and ATM.

      Base Station. Each hub can be configured to provide full redundancy, as required by telecom service providers, for each of the Base Station components and the Base Radio Units. A typical Base Station configuration requires a single Base Station Shelf, which houses several Base Sector Controllers, and is connected to several Base Modem Units. The design of the Base Station greatly facilitates redundancy configuration compared to competing solutions that require much more space.

        - BSS. The Base Station Shelf is a chassis with an ATM backplane that houses the Base Sector Controllers and is connected to the Base Modem Unit. The BSS aggregates traffic from multiple Base Sector Controllers and enables them to interface with the various public wide area networks. It provides network interfaces to these wide area networks at rates from 34 Mbps (E3) or 45 Mbps (DS3) to 155 Mbps (OC-3/STM-1).

        - BSC. The Base Sector Controller controls activity within each sector by shaping, policing and grooming traffic received from multiple subscribers. These functions combine to provide network management and routing within sectors. The BSC supports the CellMAC protocol in hardware and software and multiplexes and concentrates ATM traffic to the ATM network through the BSS' ATM UNI trunk. It has built-in Simple Network Management Protocol, or SNMP, remote management agents, and enables redundancy support and switching.

        - BMU. The Base Modem Unit works together with the Base Radio Unit that covers a particular sector. It supports high-speed quadrature amplitude mode, or QAM, modulation to convert air interface signals into digital bit stream by using burst modulation techniques.

      BRU. The Base Radio Unit is a radio transceiver with a single, built-in sector antenna covering a 90(LOGO) sector. It is compact and lightweight, has a low profile and is easy to install and align. The BRU transmits and receives signals from the Subscriber Radio Unit. A typical Base Station configuration would include four BRUs to cover the whole cell area. We are currently testing a new release that supports 45(LOGO) sectors that will enable higher transmission capacity in some configurations. We expect this release to be available to our customers in 1999.

      SRU. The Subscriber Radio Unit is a radio transceiver with a single directional antenna with a plug-and-play feature resulting from automatic frequency tuning. We offer the SRU with built-in or external antennas. It is compact and lightweight, has a low profile and is easy to install and align. The SRU transmits and receives signals from the BRU.

      SAS. The Subscriber Access System provides the subscriber premises interfaces and translates voice and data traffic to asynchronous transfer mode, or ATM, cells for air transmission in a TDMA CellMAC format to and from the Base Station. It supports the following features:

        - Software interfaces to full and fractional T1/E1 and Ethernet for IP over ATM. We are currently testing a new release that adds intelligent voice processing for ISDN-PRI and DASS2, a 100 BaseT interface and Frame Relay. We expect this release to be available to our customers in 1999.

        - Ability to request, through the CellMAC air interface protocol, and support high-speed sustained transmission up to rates in excess of 500 Kbps to and from the Base Station and burst transmissions up to channel rates of 8 Mbps. We are currently testing a new release that supports high-speed sustained transmission up to rates in excess of 3 Mbps and burst transmission up to channel rates of 16 Mbps. We expect this release to be available to our customers in 1999.

        - Remote monitoring of the SRUs.

      AirView LE. All components of the AirStar network are managed remotely by our AirView Link Explorer software, using SNMP. With AirView LE, an SRU, once installed, can "self-admit" into the network, saving configuration and installation time, and SAS software upgrades can be supported remotely. AirView LE provides remote SNMP monitoring of all configuration items and alarms. We are currently testing a new release that enables AirView to interface with leading third-party network management systems, enabling service provisioning, fault management, performance monitoring and simultaneous access by multiple network operators. We expect this release to be available to our customers in 1999. This remote and simultaneous access capability supports the management of regional or national networks.

TECHNOLOGY

      We believe we have developed industry-leading technologies, including CellMAC's software and hardware implementations, an advanced ATM/TDMA architecture, burst modulation technology and networking software capabilities. We first commercialized these technologies in the form of our AirStar family of products by focusing on the service provider's needs.

      CellMAC Air Interface Protocol. We believe our proprietary ATM-based CellMAC protocol maximizes the benefit of point-to-multipoint transmission through our TDMA/ATM architecture, and advanced TDMA-based burst modulation and demodulation techniques. CellMAC schedules transmissions from each subscriber on a packet-by-packet basis. It allows subscribers to request additional bandwidth from the Base Station for bursty data services through a bandwidth reservation mechanism that requires little wasted spectrum. The Base Station can prioritize the requests according to service level agreements and allocates just enough bandwidth or time slots to complete the transfer of each packet. Traffic from each subscriber terminal shares the bandwidth on a packet-by-packet basis, as necessary, to fulfill the quality of service for each subscriber.

      ATM Architecture. We have implemented ATM/TDMA technology over the air interface to efficiently combine constant bit rate voice and variable bit rate, bursty packet data onto a single bit stream. CellMAC is our implementation of ATM protocol over the air. We believe ATM is the only standardized technology that can transport voice and data traffic simultaneously and maintain QoS for each traffic type: low end-to-end delay for voice, and statistical multiplexing and fair sharing for bursty data. With statistical multiplexing of bursty data services, bandwidth for IP services can be provided based on average throughput requirements rather than peak throughput requirements. As a result, the capacity of the transmission channel is increased by this peak to average throughput ratio, resulting in better use of spectrum and thus lower equipment expenditures.

      Burst Modulation and Millimeter Wave Radio Technology. During the same time point-to-point wireless transmission evolved toward point-to-multipoint topologies, modulation technology migrated from frequency shift keying, or FSK, to the more bandwidth and power efficient QAM modulation. This has led to demand for increased performance in radio design as well as improved operational robustness. Higher throughput and lower power requirements necessitate advanced radio design. Since our inception, we have worked extensively on radio designs and volume manufacturing processes to create robust yet cost-effective radios that support QAM modulation. The current AirStar radios are our third generation design.

      System and Services Software. Our software architecture and use of object-oriented design principles for both real-time and network management software are key to making our AirStar software modular and adjustable to additional communications protocols. Our software extends the ability of the AirStar system to enable the inter-working of voice protocols and support statistical multiplexing of voice services. In a release we are currently testing, our software extends the capabilities of the CellMAC protocol to provide dynamic bandwidth allocation to voice services, such as ISDN PRI and DASS2.

SALES AND MARKETING

      We have sales representatives in France, Germany and the United Kingdom, as well as in Atlanta, Georgia and in our corporate headquarters in San Jose, California. We sell our products through worldwide system integrators, our direct sales force and local resellers. We have established OEM relationships with two leading system integrators, Lucent and Siemens/Italtel. In each case, the system integrator resells AirStar under its own brand name, Lucent as Lucent OnDemand and Siemens/Italtel as SRA MP. We have worked with these system integrators in development of end-to-end network management systems and radio planning tools. Our system integrators typically have the means to provide vendor financing of equipment and may do so in situations where our equipment is purchased as part of the total network. For some service providers, this financing is a necessary part of the total solution.

      We also target key strategic accounts with our direct sales force. In determining which accounts to service directly, we identify those that are key early adopters that can help drive the product feature sets in a manner that will better address the needs of the marketplace as a whole. Regardless of the actual distribution channel that services the account, our direct sales force maintains contact with the service provider and the system integrator account team. This contact keeps us close to the evolving needs of the service providers and helps ensure that we are well positioned within each account. In some markets, we have established distribution relationships with local resellers that also provide support and maintenance to the service providers they cover.

      Our marketing group provides marketing support services for our executive staff, direct sales force as well as for system integrators and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and system integrators or resellers including: in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

      Our marketing group is also responsible for product management activities throughout each product's lifecycle. These include the definition of product features, approval of product releases, specification of enhancements to our product and service offerings, and determination of future product platforms.

STRATEGIC RELATIONSHIPS

      We have established strategic relationships with two worldwide system integrators to facilitate the deployment of our products and to meet the requirements of service providers with end-to-end network integration as they seek to deploy our broadband wireless access solution.

        - Lucent. Under an OEM agreement we signed with Lucent in October 1998 after extensive qualifying and testing of our AirStar product, Lucent will sell and market our AirStar equipment on a non-exclusive basis for a period of up to three years, with an option to extend this initial period. Lucent is currently marketing the AirStar product under the name Lucent OnDemand. We have agreed to manufacture and sell our products to Lucent and to provide Lucent with technical support and assistance in the development of customer proposals. Lucent plans to offer the OnDemand solution as part of an end-to-end solution with a complete suite of support services, NetCare(R) that includes planning, design and consulting, network implementation and integration and administration services and tools as well as comprehensive support. We have also entered into an accelerated development agreement with Lucent to collaborate on the development of the 38 GHz version of the AirStar.

        - Siemens - Italtel. Italtel is an entity that is owned 50% by Siemens and 50% by Telecom Italia. Siemens has advised us that Italtel serves as the center of competence of radio technology in the Siemens group of affiliated companies. Under an OEM agreement we signed with Italtel in November 1997, Siemens and some of its affiliates will sell and market our products on a non-exclusive basis for a period of up to five years and we will manufacture and sell these products. Siemens is currently marketing the AirStar product under the name Siemens SRA MP. Siemens/Italtel plans to sell our products as part of an integrated network solution. Italtel has also made an equity investment in Netro.

CUSTOMERS

      We target service providers worldwide that have broadband wireless spectrum rights or are planning to acquire rights to deliver broadband services to subscribers. We began shipping the beta AirStar system to service providers in the third quarter of 1998. Our direct sales in most cases are to our system integrators, Lucent and Siemens/Italtel, or to distributors that in turn sell to service providers. The following is a partial list of service providers or enterprises that have purchased or deployed our AirStar system, either as a trial system or to carry traffic to subscribers, and the locations of deployment, and in connection with which we have recognized revenues in excess of $80,000.

    -  Advanced Radio Telecom (Norway)
    -  Airtel (Spain)
    -  AT&T Local Services (U.S.)
    -  Byblos Bank (Lebanon)
    -  COMSAT Peru, S.A.(Peru)
    -  CTI Movil (Argentina)
    -  Formus Communications, Inc.
       (Hungary)
    -  Future Communications Company
       (Kuwait)
    -  Infostrada (Italy)
    -  KG Telecommunication Co. Ltd.
       (Taiwan)
    -  Medunet (Saudi Arabia)
    -  NTL (U.K.)
    -  Retevision (Spain)
    -  RSL Communications (Austria)
    -  TechTel (Argentina)

      In addition, we have service provider trials in Germany and Japan and several trial installations with system integrators in the U.S. and Europe.

OPERATIONS AND MANUFACTURING

        Our manufacturing activities, based in our San Jose facility, consist primarily of low-volume production and procurement. Our strategy is to outsource manufacturing to contract manufacturers, which have the expertise and ability to achieve cost reductions associated with volume manufacturing and to respond quickly to customer orders while maintaining high quality standards. This also serves to turn some of our fixed costs into variable costs and enables us to enjoy the purchasing efficiencies of these larger manufacturers. We have manufacturing contracts in place with Solectron Corporation and Microelectronic Technologies, Inc. of Taiwan (MTI). MTI will manufacture millimeter wave radio equipment, and Solectron will manufacture both millimeter wave radio equipment and digital system components. Our agreement with MTI makes us MTI's exclusive customer for terrestrial point-to-multipoint millimeter wave radio equipment, provided we meet annual purchase minimums.

      Our operations and manufacturing groups will facilitate technology transfer between our research and development group and the contract manufacturers. We may also use our manufacturing operation to expedite the sales cycle before the full product release to external manufacturers.

RESEARCH AND DEVELOPMENT

      We believe that our extensive experience designing and implementing high-quality network and radio components and system software has enabled us to develop high-value integrated systems solutions. As a result of these development efforts, we believe we have created an industry-leading platform for cost effective broadband wireless voice and data delivery with dynamic bandwidth allocation.

      We believe that our future success depends on our continued investment in research and development in core radio, networking and software technologies, and we expect to continue to invest a significant portion of revenues in this area. Our net research and development expenditures for 1996, 1997, 1998 and the three months ended March 31, 1999 were $10.4 million, $15.3 million, $16.1 million and $4.2 million. We are committed to an ongoing new product development program that is based on an assessment of service providers' needs and technological changes in the communications market. We are currently investing significant resources in enhancing our network management software, integrating base station components, extending the capabilities, frequencies and capacity of AirStar's transmission, improving performance and accelerating cost reduction.

CUSTOMER SERVICE

      A high level of continuing service and support is critical to our objective of developing long-term customer relationships. Our customer support organization is based in our San Jose headquarters. We also have a customer service presence in the United Kingdom and Germany. Our headquarters support organization serves as the interface to our research and development group to escalate certain problems and also provides information about customers' needs to the marketing and research and development organizations. Our customer support model consists of three tiers of support: local problem isolation, fault isolation and repair, and expert level support.

      Our main focus is to provide system integrators with the ability to provide local support worldwide to service providers, including training, spare parts, maintenance and installation. As most of the hands-on support is provided through system integrators, local resellers or the service providers themselves, we focus on offering various training courses to enable system integrators and service providers perform both local problem isolation and fault isolation and repair. When the sale is direct to the service provider, the service provider typically assumes responsibilities for both local problem isolation and fault isolation and repair tiers. Currently, the majority of our service and support activities are related to training and installation support for service providers. These services are provided directly at customer installations with resources from our customer support group or remotely by our San Jose headquarters team.

      We have a number of flexible hardware and software maintenance and support programs available for products beyond the applicable warranty period, depending on our customer preferences. In the case of trials, we offer an evaluation support package, where training, installation and acceptance testing are delivered within specific time frames. These activities are usually performed on-site by our personnel. As more trials begin carrying commercial traffic, we will migrate the support capabilities to off-hours, 24-hour, 7-day support, and continue to provide expert level support for service providers and system integrators.

COMPETITION

      The market for broadband access products generally, and point-to-multipoint wireless access products specifically, is rapidly evolving and highly competitive. As a provider of broadband point-to-multipoint wireless access products, we compete with several large telecommunications equipment suppliers such as Alcatel, Bosch, Ericsson, Hughes, Newbridge, Nortel and Spectrapoint, a newly formed joint venture between Cisco and Motorola, as well as with smaller start-up companies. In addition, well capitalized companies such as Nokia are potential entrants into the market. As an industry, broadband point-to-multipoint wireless access products compete with other potential broadband access solutions, such as wireless point-to-point technologies and broadband satellite, wireline technologies that utilize existing infrastructure, such as digital subscriber line, or DSL, fiber optic cable, cable modem technologies and leased lines.

      We expect competition to persist and intensify in the future. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. We also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

      We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our products. Successful new product introductions or enhancements by our competitors could reduce sales or the market acceptance of our products, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may adversely affect our business. Some of the factors on which we compete are:

    -  availability of product
    -  availability of financing
    -  reliability of product
    -  low entry price point
    -  ability to scale
    -  ease of use
    -  bandwidth of product
    -  operating experience
    -  price-performance
    -  breadth of frequency offerings
    -  completeness of integration
    -  customer support
    -  multi-service capability
    -  manufacturing capacity
    -  network management software
    -  installed base

      Increased competition is likely to result in price reductions, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share, any of which would adversely affect our business.

INTELLECTUAL PROPERTY

      We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have two issued U.S. patents, and two patent applications pending, with more in process. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

PROPERTIES

      We sublease an approximately 66,000 square foot facility in San Jose, California, approximately 47,000 of which we currently use for executive offices and for administrative, engineering, product development, manufacturing and sales and marketing purposes. The remaining space is available for our use for general offices, light manufacturing, storage or other related uses. The sublease for this facility expires in September 2001.

EMPLOYEES

      As of March 31, 1999, we employed approximately 146 full-time employees and 22 contract personnel. Our full-time employees include 50 people in operations and manufacturing, 61 in engineering, 22 in sales, marketing and customer service, and 13 in finance and administration. None of our employees is represented by collective bargaining agreements, and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

      In March 1999, one of our former contract manufacturers, Quadrus Manufacturing, a division of Bell Microproducts Inc., filed for binding arbitration in Santa Clara County, California with respect to a dispute with us. The arbitration involves claims by Quadrus for approximately $950,000 for amounts allegedly owed by us for inventory purchased by Quadrus in anticipation of our projected demand. In June 1999, we filed an answer and counterclaim alleging damages of approximately $275,000 for product failures. We believe we have meritorious defenses to their claim, and we intend to defend this arbitration vigorously. However, we may not prevail in this arbitration. The arbitration process is inherently uncertain. Our defense of this arbitration, regardless of its eventual outcome, has been, and will likely continue to be, time-consuming, costly and a diversion for our personnel. A failure to prevail could result in us having to pay monetary damages to Quadrus, which could materially harm our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers, directors and other key employees and their ages as of June 22, 1999 are as follows:

                   NAME                     AGE                  POSITION(S)
                   ----                     ---                  -----------
Richard M. Moley..........................   60   Chairman of the Board of Directors
Gideon Ben-Efraim.........................   56   President, Chief Executive Officer and
                                                  Director
Michael T. Everett........................   50   Executive Vice President and Chief
                                                  Financial Officer
Matthew Powell............................   44   Senior Vice President, Worldwide Sales
John Perry................................   51   Chief Technology Officer and Vice
                                                  President, Engineering
Cynthia M. Hillery........................   45   Vice President, Marketing
Man Wong..................................   47   Vice President, Operations
Zohar Lotan...............................   51   Vice President, Customer Service
Stuart Feeney.............................   34   Vice President, Engineering
James Hannigan............................   54   Vice President, Software
Thomas R. Baruch..........................   60   Director
Neal Douglas..............................   40   Director
Irwin Federman............................   63   Director
John L. Walecka...........................   39   Director

      Richard M. Moley has been a director since November 1997 and Chairman of the Board of Directors since March 1998. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Networking and as a director of Cisco Systems, Inc., following Cisco Systems' purchase of Stratacom, Inc., where he was from June 1986 to July 1996, Chairman of the Board, Chief Executive Officer and President. Mr. Moley serves on the boards of directors of Linear Technology Corporation, a designer and manufacturer of linear integrated circuits, CIDCO Incorporated, a designer and developer of subscriber telephone equipment, Echelon Corporation, a developer of control network hardware and software products, CMC Industries, a manufacturer of telecommunications systems and equipment, and several private companies.

      Gideon Ben-Efraim has served as our President, Chief Executive Officer and a director since founding Netro in November 1994. From November 1994 to March 1998, Mr. Ben-Efraim was Chairman of the Board of Directors. Prior to joining Netro, Mr. Ben-Efraim was a founder and Executive Vice President, Engineering and Business Development at P-Com Inc., a digital microwave radio company, from June 1991 to November 1994. Mr. Ben-Efraim received a B.S. in Industrial Engineering and Management from Tel Aviv University.

      Michael T. Everett has served as our Chief Financial Officer since joining Netro in March 1997, at which time he was appointed Senior Vice President. He has been Executive Vice President since January 1999. From December 1996 to February 1997, he served as Executive Vice President and Chief Financial Officer at Diva Communications Inc. Prior to joining Netro, Mr. Everett spent ten years at Raychem Corporation, a telecommunication and electronic components supplier, from April 1987 to November 1996, as General Counsel and Chief Financial Officer, and most recently, Senior Vice President, Asia. Mr. Everett received a B.A. from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

      Matthew Powell has served as our Senior Vice President, Worldwide Sales since March 1998. Prior to joining Netro, Mr. Powell served as Director of Marketing at Cisco Systems from February 1997 to March 1998 and in various sales management positions at StrataCom from 1986 to February 1997. Mr. Powell received a B.A. from Tulane University and an M.B.A. from The Wharton School, University of Pennsylvania.

      John Perry has served as our Chief Technology Officer and Vice President, Engineering since joining Netro in September 1998. Prior to joining Netro, Mr. Perry served as Vice President, Engineering at Diva Communications Inc. from January 1996 to September 1998, and Vice President, Engineering at Ericsson Raynet from October 1993 to December 1995. Mr. Perry received a Bachelor's degree in Electrical Engineering and Device Electronics from the University of Hertfordshire, England.

      Cynthia M. Hillery has served as our Vice President, Marketing since April 1997. From May 1996 until April 1997, Ms. Hillery served as our Vice President, Networking Products. Prior to joining Netro, Ms. Hillery served as Senior Director of Product Management at Network Equipment Technologies from January 1987 to May 1996. Ms. Hillery received a B.A. from the University of California, Berkeley and a Ph.D. from the University of Chicago.

      Man Wong has served as our Vice President, Operations since joining Netro in May 1999. Prior to joining Netro, Mr. Wong was Director of Operations at GaSonics International Corporation, a microwave plasma semiconductor equipment manufacturing company, from March 1996 to May 1999. From October 1993 to March 1996, Mr. Wong was the Manufacturing Engineering and Advanced Development Manager at Litton Electron Devices Division. Mr. Wong received a B.S. in Physics from The Chinese University, Hong Kong, an M.B.A. from Golden Gate University, and an M.Sc. and Ph.D. in Physics from the University of Waterloo (Canada).

      Zohar Lotan joined Netro in April 1995 as Director of Engineering and acting Vice President, Engineering. In May 1996, he joined the marketing team as Senior Director for Program Management and became Vice President, Customer Service in September 1998. Prior to joining Netro, Mr. Lotan managed a software design team at Nortel from August 1988 to April 1995, developing wireless and ISDN communications. Mr. Lotan received a B.Sc. degree in Electrical Engineering from the Technion, Israel Institute of Technology and M.Sc. degree in Engineering Economic Systems from Stanford University, California.

      Stuart Feeney has served as our Director, Radio Engineering and later as our Vice President, Engineering since May 1995. Prior to joining Netro, Mr. Feeney served as Director of System Engineering at P-Com from June 1992 to May 1995. Mr. Feeney received a Bachelor's degree in Engineering from the University of Salford, England, and a general business education from the University of Manchester Institute of Science and Technology.

      James Hannigan has served as our Vice President, Software since June 1999. Prior to joining Netro, Mr. Hannigan served as Vice President, Software at Cisco Systems from May 1998 to May 1999. From March 1982 to June 1997, he was at Tandem Computer in the position of Vice President, Software Development for the non-stop software division. Mr. Hannigan received a B. Sc. in Mathematics from California Polytechnic University in San Luis Obispo.

      Thomas R. Baruch has been a director since November 1994. Mr. Baruch has been a General Partner in CMEA Ventures, a venture capital firm, since 1988. Mr. Baruch is also a Special Partner in New Enterprise Associates, a venture capital firm. Prior to joining CMEA, Mr. Baruch was the President and Chief Executive Officer of Microwave Technology, Inc., from 1983 to 1988. Mr. Baruch serves on the boards of directors of Physiometrix Inc., a developer and manufacturer of non-invasive advanced medical products, as well as several private companies.

      Neal Douglas has been a director since June 1995. Since January 1993, Mr. Douglas has been a General Partner of AT&T Ventures, a venture capital firm. From May 1989 to January 1993, Mr. Douglas was a partner of New Enterprise Associates, a venture capital firm. Mr. Douglas currently serves on the boards of directors of Software.com, a provider of scalable, high performance messaging software applications for providers of Internet communications and services, Cellnet Data Systems, Inc., a provider of fixed network wireless information services, FVC.COM, an Internet video applications company, TUT Systems, a provider of products that enable high speed data transmissions over copper wires, and several privately held companies.

      Irwin Federman has been a director since June 1995. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital company, since 1990. Mr. Federman serves on the boards of directors of SanDisk Corporation, a solid-state memory system company, Western Digital Corporation, a disk drive manufacturer, Komag Incorporated, a thin film media manufacturer, CheckPoint Software Technologies, Inc., a network security software company, and MMC Networks, Inc., a developer and supplier of network processors.

      John L. Walecka has been a director since November 1995. Since 1984, Mr. Walecka has been at Brentwood Venture Capital, a venture capital investment firm, and has been a general partner since 1990. Mr. Walecka serves on the boards of directors of Rhythms NetConnections Inc., a service provider using DSL technology, and is also a director of several privately held companies.

BOARD COMPOSITION

      We currently have authorized six directors. In accordance with the terms of our Articles of Incorporation, effective upon the closing of this offering, the terms of office of the directors will be divided into two classes: Class I, whose term will expire at the annual meeting of shareholders to be held in 2000 or a special meeting held instead of that annual meeting, and Class II, whose term will expire at the annual meeting of shareholders to be held in 2001 or a special meeting held instead of that annual meeting. The Class I directors are Messrs. Baruch, Douglas and Federman; the Class II directors are Messrs. Ben-Efraim, Moley and Walecka. At each annual meeting of shareholders after the initial classification or special meeting held instead of an annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election or special meeting held instead of an annual meeting. In addition, our Articles of Incorporation provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of one-half of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Netro. Although directors of Netro may be removed for cause by the affirmative vote of the holders of a majority of the common stock, our Articles of Incorporation provide that holders of two-thirds of the common stock must vote to approve the removal of a director without cause.

BOARD COMPENSATION

      We do not currently compensate our directors, but directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or any committees of the board of directors. Our directors are eligible to participate in our 1996 Stock Option Plan and, to the extent that a director is an employee of Netro, to participate in our 1999 Employee Stock Purchase Plan. Our directors who are not employees also receive periodic stock option grants under our 1997 Directors' Stock Option Plan.

BOARD COMMITTEES

      Upon the effectiveness of this offering, the Compensation Committee will consist of Messrs. Baruch and Walecka. The Compensation Committee reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and makes recommendations to the board of directors regarding such matters. Upon the effectiveness of this offering, the Audit Committee will consist of Messrs. Douglas and Federman. The Audit Committee makes recommendations to the board of directors regarding the selection of independent auditors; reviews the results and scope of the audit and other services provided by our independent auditors; and reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. See "Certain Transactions" for a description of transactions between Netro and entities affiliated with members of the Compensation Committee.

EXECUTIVE COMPENSATION

      The following table provides certain summary information concerning the compensation received for services rendered to Netro during the fiscal year ended December 31, 1998 by the Chief Executive Officer, each of the other four most highly compensated executive officers serving as such as of December 31, 1998, each of whose aggregate compensation during Netro's last fiscal year exceeded $100,000, and two other executive officers whose annual compensation exceeded $100,000 in 1998, but whose employment with Netro terminated prior to December 31, 1998, all of whom are referred to below as Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                              ANNUAL COMPENSATION    COMPENSATION
                                              -------------------    ------------
                                                                      SECURITIES
                                                                      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                    SALARY      BONUS       OPTIONS       COMPENSATION
---------------------------                   --------    -------    ------------    ------------
Gideon Ben-Efraim...........................  $200,000    $50,000           --         $    --
  Chief Executive Officer, President and
  Director
Michael T. Everett..........................   165,077     45,000           --              --
  Chief Financial Officer and Executive Vice
  President
Matthew Powell..............................   100,000    120,000      400,000              --
  Senior Vice President, Worldwide Sales
Cynthia M. Hillery..........................   132,956     20,000       40,000              --
  Vice President, Marketing
Avram Caspi(1)..............................   138,606     25,000      120,000          13,441(1)
  Vice President, Operations
Amir Makleff(2).............................   163,863         --           --              --
  Vice President, Engineering
Eli Pasternak(3)............................   158,376         --           --              --
  Chief Scientist

---------------
(1) Mr. Caspi's employment with Netro terminated in June 1999. His other compensation consisted of relocation expenses.

(2) Mr. Makleff's employment with Netro terminated in November 1998.

(3) Mr. Pasternak's employment with Netro terminated in November 1998.

      The following table provides certain summary information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1998.

      Individual grants below consist of options granted pursuant to Netro's 1995 and 1996 Stock Option Plans. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

                          OPTION GRANTS IN FISCAL 1998

                                                  INDIVIDUAL GRANTS
                               -------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                             PERCENT OF                                    AT ASSUMED ANNUAL RATES
                               NUMBER OF       TOTAL                                           OF STOCK PRICE
                               SECURITIES     OPTIONS                                      APPRECIATION FOR OPTION
                               UNDERLYING    GRANTED TO                                             TERM
                                OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ---------------------------
NAME                            GRANTED     FISCAL YEAR      PER SHARE         DATE          5%             10%
----                           ----------   ------------   --------------   ----------   -----------   -------------
Gideon Ben-Efraim............        --           --%          $  --              --      $     --      $       --
Michael T. Everett...........        --           --              --              --            --              --
Matthew Powell...............   400,000         25.0            2.00          3/3/08       503,116       1,274,994
Cynthia M. Hillery...........    40,000          2.0            2.00          6/2/08        50,312         127,499
Avram Caspi..................   120,000          7.0            2.00          3/3/08       150,935         382,498
Amir Makleff.................        --           --              --              --            --              --
Eli Pasternak................        --           --              --              --            --              --

      Mr. Ben-Efraim received 300,000 options under the 1999 Executive Stock Plan in April 1999. Mr. Everett received 225,000 options under the 1999 Executive Stock Plan in April 1999. Mr. Powell received 150,000 options under the 1999 Executive Stock Plan in April 1999. Ms. Hillery received 100,000 options under the 1999 Executive Stock Plan in April 1999. Mr. Caspi received 20,000 options under the 1999 Executive Stock Plan in April 1999, which were repurchased upon his termination.

      The following table provides certain summary information concerning the exercise of options by the Named Executive Officers in 1998 and the shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of December 31, 1998. The value of unexercised in-the-money options set forth below represents the difference between the fair market value of the underlying common stock on December 31, 1998 using an assumed initial public offering price of $ per share as the fair market value and the exercise price of the option.

          AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                   NUMBER                        UNDERLYING                   IN-THE-MONEY
                                  OF SHARES                UNEXERCISED OPTIONS AT              OPTIONS AT
                                  ACQUIRED                     FISCAL YEAR-END               FISCAL YEAR-END
                                     ON        VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ---------   --------   -----------   -------------   -----------   -------------
Gideon Ben-Efraim...............        --     $   --      400,000             --
Michael T. Everett..............        --         --      183,750        236,250
Matthew Powell..................        --         --           --        400,000
Cynthia M. Hillery..............    61,250                  37,417        101,333
Avram Caspi.....................        --         --           --        120,000
Amir Makleff....................   450,000                      --             --
Eli Pasternak...................        --         --           --             --

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

      In March 1995, Netro entered into an employment agreement with Gideon Ben-Efraim, Netro's Chief Executive Officer, President and Director. The initial base salary under this agreement was $120,000 per year, with an automatic increase to $145,000 upon the closing of Netro's Series A preferred stock financing. Mr. Ben-Efraim's salary has been increased pursuant to annual review by the Board of Directors. Pursuant to the agreement, Mr. Ben-Efraim receives a cash bonus equal to 20% of his base salary, in addition to participation in any annual executive bonus plan of Netro. In the event of termination other than for cause, the agreement entitles Mr. Ben-Efraim to severance benefits equal to twelve months of his then-current base salary as well as a lapse of 25% of Netro's repurchase option on unvested shares then held by Mr. Ben-Efraim, including those held by his family trust. If Netro enters into certain change-of-control transactions, the vesting of Mr. Ben-Efraim's options and shares subject to repurchase, including those held by his family trust, will accelerate so that all unvested options and shares would become fully vested upon the closing of the change-of-control transaction. The agreement also provides that, in the event Netro grants registration rights to any officers or investors, Netro will grant no less favorable rights to Mr. Ben-Efraim.

      Netro has entered into change-of-control agreements with Richard M. Moley, Gideon Ben-Efraim, Michael T. Everett, Matthew Powell, John Perry, Man Wong and James Hannigan. Pursuant to Mr. Moley's agreement, in the event of a merger, consolidation, acquisition or other change-of-control event, unvested shares and options held by Mr. Moley, or his affiliates, will vest immediately with respect to the number of shares that would otherwise have vested through the date that is two years after the next monthly vesting date following the change-of-control event. Mr. Ben-Efraim and Mr. Everett each have an agreement with Netro which provides that, if his employment with Netro is involuntarily terminated without cause within one year following a change of control or if he is not offered a comparable position by the acquiror, each of his unvested options will vest immediately with respect to the number of shares that would otherwise have vested pursuant to the terms of such option through the date that is two years after the next monthly vesting date following the change-of-control event. Pursuant to the agreement for Mr. Powell, in the event that Mr. Powell is involuntarily terminated without cause following a change of control and is not offered a comparable position by the acquiror, unvested shares and options held by Mr. Powell will vest immediately with respect to the number of shares that would otherwise have vested through the first fifteen months of employment, if the termination occurs before Mr. Powell has completed one year of employment. However, if the termination occurs after two full years of employment, the accelerated vesting will occur with respect to an additional twelve months of vesting. Pursuant to each of the agreements for Mr. Perry, Mr. Wong and Mr. Hannigan, in the event the employee is involuntarily terminated without cause following a change of control and without an offer of a comparable position with the acquiror, and the termination occurs before the employee has completed one year of employment, unvested shares and options held by that employee will vest immediately with respect to the number of shares that would otherwise have vested through the first year of employment.

STOCK PLANS

1996 Stock Option Plan

      Our 1996 Stock Option Plan is intended to serve as the successor equity incentive program to our 1995 Stock Option Plan. No option grants will be made under the 1995 Stock Option Plan after this offering. The 1996 Stock Option Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and the grant of nonstatutory stock options to employees, non-employee directors and consultants. The purposes of the 1996 Stock Option Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. Options outstanding under the 1995 Stock Option Plan are subject to substantially the same terms as described below for option awards under the 1996 Stock Option Plan.

      The 1996 Stock Option Plan was adopted by our board of directors in December 1996 and approved by our shareholders in January 1997. Unless terminated earlier by the board of directors, the 1996 Stock Option Plan will terminate in December 2006. The 1996 Stock Option Plan was amended by our board of directors in April 1999 and June 1999 to increase the total number of shares reserved for issuance by 2,120,284 shares, to provide for an automatic annual increase in the number of shares reserved for issuance and to incorporate other changes. The 1996 Stock Option Plan amendments will be submitted to our shareholders for their approval prior to the date of this offering. As of June 11, 1999, a total of 8,800,000 shares of common stock had been reserved for issuance under the 1996 Stock Option Plan, which includes the aggregate number of shares remaining available for grant under the 1995 Stock Option Plan as of the date of this offering. The number of shares reserved for issuance under the 1996 Stock Option Plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2001 and ending in 2005 equal to the least of (1) 750,000 shares; (2) 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or (3) a lesser number of shares determined by the administrator. As of June 11, 1999, options to purchase an aggregate of 4,562,478 shares of common stock were outstanding under the 1995 Stock Option Plan and 1996 Stock Option Plan at a weighted average exercise price of $1.99, 2,418,542 shares had been issued upon exercise of outstanding options, and 2,290,523 shares remained available for future grant.

      The Compensation Committee currently administers the 1996 Stock Option Plan and the Board of Directors has designated the Compensation Committee to administer the 1996 Stock Option Plan with respect to different groups of service providers. The administrator of the 1996 Stock Option Plan will determine numbers of vesting schedules for and exercise prices for options, granted under the 1996 Stock Option Plan, provided, however, an individual employee may not receive option grants for more than 1,000,000 shares in any fiscal year.

      The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and no less than 110% of the fair market value in the case of incentive stock options granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock or any parent's or subsidiary's stock. Nonstatutory stock options granted under the 1996 Stock Option Plan will have an exercise price as determined by the administrator of the 1996 Stock Option Plan, provided that the exercise price of a nonstatutory stock option intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code must equal at least 100% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash or other form of consideration approved by the administrator. The administrator determines the term of options, which may not exceed ten years, or five years in the case of an incentive stock option granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock or any parent's or subsidiary's stock. No option may be transferred by the optionee other than by will or the laws of descent or distribution, provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 1996 Stock Option Plan. Each option may be exercised during the lifetime of the optionee only by the optionee or a permitted transferee. The administrator determines when options become exercisable. Options granted under the 1996 Stock Option Plan generally become exercisable at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant, and 1/48th of the total number of shares subject to the options each month thereafter. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000 as of the date the options were granted, the excess options will be treated as nonstatutory stock options.

      In the event of a sale of all or substantially all of the assets of Netro, or the merger or consolidation of Netro with or into another corporation in which the successor corporation issues its securities to our shareholders, outstanding options will be assumed or substituted by the successor corporation. If the successor corporation does not agree to this assumption or substitution, the options will terminate upon the closing of the transaction.

      The board of directors may amend, modify or terminate the 1996 Stock Option Plan at any time as long as any amendment, modification or termination does not impair vesting rights of plan participants and provided that shareholder approval is required for an amendment to the extent required by applicable law, regulations or rules. The 1996 Stock Option Plan will terminate in December 2006 unless the board of directors terminates it earlier.

1999 Executive Stock Plan

      Our 1999 Executive Stock Plan was adopted by the board of directors in April 1999 and approved by the shareholders in May 1999. A total of 1,195,000 shares of common stock has been reserved for issuance under the 1999 Executive Stock Option Plan. As of June 11, 1999, options to purchase 1,195,000 shares of common stock with a weighted average exercise price of $3.50 had been issued, of which 1,195,000 shares were outstanding, and no shares remained available for future option grants. Unless terminated earlier, the 1999 Executive Stock Option Plan will terminate in April 2009. No further options will be granted under the 1999 Executive Stock Plan.

      The terms of options issued under the 1999 Executive Stock Option are generally the same as those that may be issued under the 1996 Stock Option Plan, except with respect to the following features. The 1999 Executive Stock Option Plan does not impose an annual limitation on the number of shares subject to options that may be issued to any individual employee.

      Options granted under the 1999 Executive Stock Plan generally may be exercised immediately after the grant date, but to the extent the shares subject to the options are not vested as of the date of exercise, Netro retains a right to repurchase any shares that remain unvested at the time of the optionee's termination of employment by paying an amount equal to the exercise price times the number of unvested shares. Options granted under the 1999 Executive Stock Plan generally vest at the rate of 25% of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter.

1997 Directors' Stock Option Plan

      The 1997 Directors' Stock Option Plan was adopted by the board of directors in December 1997 and amended in June 1999. A total of 300,000 shares of common stock has been reserved for issuance under the Directors' Stock Option Plan. As of June 11, 1999, options to purchase 125,000 shares of common stock were outstanding under the 1997 Directors' Stock Option Plan at a weighted average price of $2.00. No shares had been issued upon exercise of outstanding options and 175,000 shares remained available for future grants.

      Under the 1997 Directors' Stock Option Plan, as amended, each non-employee director who first becomes a non-employee director after the effective date of the amendment receives an automatic initial grant of an option to purchase 10,000 shares of common stock upon appointment or election. Initial grants to non-employee directors are vested and exercisable in full as of the date of grant. The 1997 Directors' Stock Option Plan also provides for annual grants of options to purchase 10,000 shares of common stock on the first day of each of our fiscal years to each non-employee director who has served on our board of directors for at least six months, provided that a non-employee director who received a 20,000 share initial grant under the original version of the 1997 Directors' Stock Option Plan shall be eligible to receive an annual grant of an option to purchase 5,000 shares of common stock until the first day of our fiscal year following the date on which the initial option has fully vested under the terms of that option after which date each director shall be eligible to receive an annual grant of an option to purchase 10,000 shares of common stock. The annual grants to non-employee directors are vested and exercisable in full as of the date of grant. In June 1999, our board of directors approved an amendment to the terms of the annual grants issued in January 1999 to our current non-employee directors, which amendment made those grants vested and exercisable in full. The exercise price of all stock options granted under the 1997 Directors' Stock Option Plan shall be equal to the fair market value of a share of Netro's common stock on the date of grant of the option. Options granted under the 1997 Directors' Stock Option Plan have a term of ten years. However, unvested options will terminate when the optionee ceases to serve as a director and vested options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

      In the event of a dissolution or liquidation of Netro, sale of all or substantially all of the assets of Netro or the merger or consolidation of Netro in which Netro is not the surviving corporation or any other capital reorganization in which the ownership of more than 50% of the total combined voting power of our outstanding securities changes hands, each nonemployee director will have either (1) a reasonable time within which to exercise the option, including any part of the option that would not otherwise be exercisable, prior to the effectiveness of such dissolution, liquidation, sale, merger or reorganization, at the end of which time the option will terminate, or
(2) the right to exercise the option, including any part that would not otherwise be exercisable, or receive a substitute option with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding Netro or acquiring its business by reason of the dissolution, liquidation, sale, merger or reorganization.

      The 1997 Directors' Stock Option Plan is designed to work automatically without administration. However, to the extent administration is necessary, it will be performed by the Board of Directors other than the director or directors that have a personal interest at stake. Although the Board of Directors may amend or terminate the 1997 Directors' Stock Option Plan, it may not take any action that may adversely affect any outstanding option. The 1997 Directors' Stock Option Plan will have a term of ten years unless terminated earlier.

1999 Employee Stock Purchase Plan

      Our 1999 Employee Stock Purchase Plan was adopted by the board of directors in June 1999 and will be submitted for approval by the shareholders in July 1999. The 1999 Employee Stock Purchase Plan becomes effective on the date of this prospectus. A total of 1,000,000 shares of common stock has been reserved for issuance under the 1999 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 1999 Employee Stock Purchase Plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning after 2001 and ending in 2005 equal to the least of: (1) 250,000 shares; (2) 1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or (3) a lesser number of shares determined by the administrator. The 1999 Employee Purchase Plan will terminate in June 2019 unless terminated earlier in accordance with its provisions.

      The 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. The 1999 Employee Stock Purchase Plan will be administered by the board of directors or by a committee appointed by the board of directors. The 1999 Employee Stock Purchase Plan permits an eligible employee to purchase common stock through payroll deductions of up to 15% of an employee's compensation. Employees, including officers and employee directors, of Netro, or of any majority-owned subsidiary designated by the board of directors, are eligible to participate in the 1999 Employee Stock Purchase Plan if they are employed by Netro or any such subsidiary for at least 20 hours per week and more than five months per year. Unless the board of directors or its committee determines otherwise, the 1999 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods generally of 24 months' duration with new offering periods, other than the first offering period, commencing on February 1 and August 1 of each year. Each offering period will be divided into four consecutive purchase periods of approximately six months' duration. The first offering period is expected to commence on the date of this offering and end on July 31, 2001; the initial purchase period is expected to end on January 31, 2000. The price at which common stock will be purchased under the 1999 Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in an offering period at any time, and participation automatically ends on termination of employment.

      Under the 1999 Employee Stock Purchase Plan, no employee may be granted an option if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or that of our subsidiaries. In addition, no employee may be granted an option under the 1999 Employee Stock Purchase Plan if the option would permit the employee to purchase stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of fair market value for each calendar year in which the option is outstanding at any time, In addition, no employee may purchase more than 2,000 shares of common stock under the 1999 Employee Stock Purchase Plan in any one purchase period. If the fair market value of the common stock on a purchase date other than the final purchase date of an offering period is less than the fair market value at the beginning of the offering period, each participant in the 1999 Employee Stock Purchase Plan will automatically be withdrawn from the offering period as of the purchase date and re-enrolled in a new 24-month offering period on the first business day following the purchase date.

      The 1999 Employee Purchase Plan provides that in the event of a merger of Netro with or into another corporation or a sale of all or substantially all of its assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation. However, our board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 1999 Employee Stock Purchase Plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. The board of directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan as long as its action does not adversely affect any outstanding rights to purchase stock thereunder. However, our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect options in order to avoid our incurring adverse accounting charges.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

      We have adopted provisions in our Articles of Incorporation that limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by the California Corporations Code. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. We currently have a policy for directors' and officers' insurance, which we intend to replace with a similar policy that provides coverage for matters relating to public offerings of our securities.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

      Stock option grants to directors and executive officers of Netro are described under the caption "Management -- Executive Compensation."

PRIVATE PLACEMENT TRANSACTIONS

      During our last three full fiscal years, we have issued shares of preferred stock and warrants for the purchase of shares of preferred stock in private placement transactions, as follows, shown on a post-split basis:

        - An aggregate of 6,995,111 shares of Series C preferred stock at $7.00 per share in July, October and November 1996 and January, February, April, July and November 1997 to 25 investors;

        - An aggregate of 4,169,718 shares of Series D preferred stock at $7.78 per share in January, April, July and October 1998 and January, February, April and June 1999 to 22 investors;

        - Warrants to purchase 28,750 shares of Series C preferred stock in June and September 1997; and

        - Warrants to purchase 28,278 shares of Series D preferred stock in January 1998 and March 1999.

      The table below summarizes the shares of preferred stock purchased by our executive officers, directors and 5% shareholders and persons and entities associated with them in private placement transactions for the issuance of shares of preferred stock and warrants for the purchase of shares of preferred stock. Shares held by affiliated persons and entities have been aggregated. See "Principal Shareholders" for more information.

                                                            SERIES C            SERIES D
INVESTOR                                                 PREFERRED STOCK     PREFERRED STOCK
--------                                                 ---------------     ---------------
AT&T Ventures(1)......................................       142,858             125,991
U.S. Venture Partners(2)..............................        70,678             123,767
Brentwood Venture Capital(3)..........................       328,572              89,698
o.tel.o. Communications GmbH..........................       230,000                  --
Richard M. Moley......................................        50,000                  --

(1) Mr. Douglas, one of our directors, is also a general partner of the general partners of entities affiliated with AT&T Ventures. See "Principal Shareholders" for more information.

(2) Mr. Federman, one of our directors, is also a general partner of the general partner of entities affiliated with U.S. Venture Partners. See "Principal Shareholders" for more information.

(3) Mr. Walecka, one of our directors, is also a general partner of the general partner of entities affiliated with Brentwood Venture Capital. See "Principal Shareholders" for more information.

AGREEMENTS WITH SHAREHOLDERS

      One of our shareholders beneficially owning more than 5% of our common stock, o.tel.o Communications GmbH, was a significant customer, directly purchasing an aggregate of $89,000 and $1,091,966 of AirMAN product in 1996 and 1997, and purchasing through a reseller an aggregate of $580,000 and $2,181,104 of AirMAN product in 1996 and 1997.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

      Netro has entered into employment and change of control agreements with certain of its officers and directors. See "Management -- Employment and Change of Control Agreements."

INDEMNIFICATION AGREEMENTS

      We have entered into indemnification agreements with certain of our officers and directors containing provisions that may require us to, among other things, indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or director, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. For a description of limitations of liability and certain indemnification arrangements with respect to our directors and officers, see "Management -- Limitation of Liability and Indemnification Matters."

REGISTRATION RIGHTS AGREEMENTS

      Some of our shareholders are entitled to registration rights in respect of the common stock issued or issuable upon conversion of preferred stock. See "Description of Capital Stock -- Registration Rights of Certain Holders."

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth information regarding the beneficial ownership of Netro's common stock as of June 11, 1999 and as adjusted to reflect the sale of the common stock offered by Netro pursuant to this prospectus and conversion of all outstanding shares of preferred stock into shares of common stock by (1) each of our directors, (2) each of our Named Executive Officers,
(3) all directors and executive officers as a group, and (4) each person who is known by us to own beneficially more than 5% of our common stock.

      Except as otherwise noted, the address of each person listed in the table is c/o Netro Corporation, 3860 North First Street, San Jose, CA 95134, and the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

      Applicable percentage of beneficial ownership is based on 38,276,583 shares of common stock outstanding as of June 11, 1999, together with applicable options and warrants that are exercisable within 60 days of June 11, 1999 for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 11, 1999. Shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentages for beneficial ownership after offering assume underwriters do not exercise their over-allotment option.

                                                                                  PERCENT BENEFICIALLY
                                                                                         OWNED
                                                                                  --------------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIALLY OWNED    OFFERING    OFFERING
           ------------------------------------             ------------------    --------    --------
Gideon Ben-Efraim(1)......................................       4,400,000          11.4           %
Venture Fund I, L.P.(2)...................................       4,216,071          11.0%
Gideon Ben-Efraim(2)......................................       4,400,000          11.4
U.S. Venture Partners(3)..................................       4,141,667          10.8
Brentwood Venture Capital(4)..............................       3,001,604           7.8
o.tel.o Communications GmbH(5)............................       2,952,222           7.7
Eli Pasternak.............................................       1,714,284           4.5
Richard M. Moley(6).......................................         458,347           1.2
Amir Makleff..............................................         450,000           1.2
Michael T. Everett(7).....................................         247,917          *
Thomas R. Baruch(8).......................................         208,347          *
Matthew Powell(9).........................................         143,889          *
Cynthia M. Hillery(10)....................................         123,000          *
Avram Caspi...............................................          40,000          *
Neal Douglas(11)..........................................           8,347          *           *
Irwin Federman(12)........................................           8,347          *           *
John L. Walecka(13).......................................           8,347          *           *
All directors and executive officers as a group (12
  persons)(14)............................................      19,170,167          48.9

---------------
  *  Less than 1%.

 (1) Includes 400,000 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999.

 (2) Includes 4,216,071 shares held by Venture Fund I, L.P. Neal Douglas, a director of Netro, is a general partner of Venture Management I, GP, the general partner of this partnership, shares voting and investment power with respect to the shares held by this entity, and disclaims beneficial ownership of shares in which he has no pecuniary interest. See Note 11. The address for Venture Fund I is 3000 Sand Hill Road, Building 1, Suite 285, Menlo Park, CA 94025.

 (3) Includes 3,582,540 shares held by U.S. Venture Partners IV, L.P., 434,878 shares held by Second Ventures II, L.P. and 124,249 shares held by USVP Entrepreneur Partners II, L.P. Irwin Federman, a director of Netro, is a general partner of the general partner of each of these partnerships, shares voting and investment power with respect to the shares held by these entities, and disclaims beneficial ownership of shares in which he has no pecuniary interest. See Note 12. The address for U.S. Venture Partners is 2180 Sand Hill Road, Suite 300, Menlo Park, CA 94025.

 (4) Includes 2,692,302 shares held by Brentwood Associates VI, L.P. and 39,302 shares held by Brentwood Affiliates Fund, L.P. John L. Walecka, a director of Netro, is a general partner of Brentwood VI Ventures, L.P. and Brentwood VII Ventures, L.P., the general partners of each of these partnerships, shares voting and investment power with respect to the shares held by these entities and disclaims beneficial ownership of shares in which he has no pecuniary interest. See note 13. The address for Brentwood Venture Capital is 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, CA 94025.

 (5) The address for o.tel.o Communications GmbH is Am Bonneshof 35, D-40474 Dusseldorf, Germany.

 (6) Includes 8,347 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999. A trust for the benefit of descendants of Richard
     M. Moley purchased 400,000 shares in consideration of a promissory note. The vesting of these shares is contingent upon Mr. Moley's continued service as a director of Netro.

 (7) Includes 247,917 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999.

 (8) Includes 8,347 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999. The address for Mr. Baruch is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

 (9) Includes 143,889 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999.

(10) Includes 61,750 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999.

(11) Includes 8,347 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999. Excludes 4,216,071 shares held by Venture Fund I, L.P. See note 2.

(12) Includes 8,347 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999. Excludes 4,141,667 shares held by U.S. Venture Partners. See note 3.

(13) Includes 8,347 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999. Excludes 3,001,604 shares held by Brentwood Venture Capital. See note 4.

(14) Includes 11,359,342 shares held by entities affiliated with certain directors as described in notes 1, 3 and 4 and 808,500 shares issuable upon exercise of options exercisable within 60 days of June 11, 1999.

                          DESCRIPTION OF CAPITAL STOCK

      Following the closing of the sale of the shares offered hereby, our authorized capital stock will consist of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

COMMON STOCK

      As of March 31, 1999, there were 37,868,678 shares of common stock outstanding that were held of record by approximately 176 shareholders after giving effect to the conversion of our Series A preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock into common stock at a one-to-one ratio and the exercise of 57,028 warrants to purchase shares of preferred stock and assuming no exercise of any other outstanding options or warrants after March 31, 1999. Under the same
assumptions, there will be                shares of common stock outstanding
after giving effect to the sale of the shares of common stock offered by us.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Netro, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

      Effective upon the closing of this offering, Netro will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of that series, without any further vote or action by the shareholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Netro without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock. Furthermore, the preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

      The holders of 30,990,671 shares of common stock referred to in this prospectus as Registrable Securities, or their transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an agreement between Netro and the holders of Registrable Securities dated June 21, 1999. Subject to certain limitations in this agreement, the holders of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that Netro use its best efforts to register the Registrable Securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All fees, costs and expenses of such registrations must be borne by Netro, and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to Registrable Securities must be borne by the holders of the securities being registered.

      Additionally, holders of Registrable Securities may require on no more than one occasion in a twelve-month period, that we register their shares for public resale on Form S-3 or similar short-form registration, provided Netro is eligible to use Form S-3 or similar short-form registration and provided further that the value of the securities to be registered is at least $500,000. All fees, costs and expenses of such registrations on Form S-3 and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS

      Upon completion of this offering, certain provisions of our charter documents, including a provision eliminating the ability of shareholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Netro, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide for assumption of our benefit plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options, including those for non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors will have authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the shareholders. See " -- Preferred Stock."

WARRANTS

      As of March 31, 1999, warrants were outstanding to purchase an aggregate of 57,028 shares of preferred stock at a weighted average exercise price of $7.39 per share. Warrants to purchase 23,750 shares at $7.00 per share will expire either two years from the date of an initial public offering or five years from the date the warrants were granted, whichever is later. Warrants to purchase 5,000 shares at $7.00 per share will expire either two years from the date of an initial public offering or five years from the date the warrants were granted, whichever is later. Warrants to purchase 8,997 shares at $7.78 per share will expire either two years from the date of an initial public offering or five years from the date the warrants were granted, whichever is later. Warrants to purchase 19,281 shares at $7.78 per share will expire either three years from the closing of an initial public offering or seven years from the date the warrants were granted, whichever is later. The warrants to purchase shares of preferred stock outstanding following this offering will convert into warrants to purchase shares of common stock on the closing of this offering on a one-to-one basis. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then existing warrant exercise price. In addition, pursuant to a manufacturing and engineering services agreement with MTI, Netro will issue stock to MTI as consideration for engineering services upon the achievement by MTI of certain milestones, provided that following Netro's initial public offering of common stock, Netro may elect to pay such consideration in cash.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for our common stock is American Stock Transfer & Stock Company.

LISTING

      We have applied to list our common stock on the Nasdaq National Market under the trading symbol "NTRO."

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon the closing of this offering, we will have           shares of common
stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock after June 11, 1999. All of our directors and executive officers and some of our
shareholders, holding in the aggregate           shares of our common stock,
have agreed that they will not, without the prior written consent of Merrill Lynch on behalf of the underwriters, offer, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus. See "Underwriting."

      All of the shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as defined in Rule 144 under the Securities Act, which may generally only be sold in compliance with the limitation of Rule 144, described below. The remaining 19,106,416 shares were issued and sold by us in private transactions and are deemed restricted securities under Rule 144. These shares may be sold in the public market only if registered under the Securities Act or if exempt from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the agreements between our shareholders and the underwriters, described above, and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with volume restrictions, as follows:

         - shares will be available for immediate sale in the public market on the date of this prospectus;

         - no shares will be available for sale beginning 90 days after the date of this prospectus; and

         - 37,739,356 shares will be available for sale under Rules 144 and 701 upon the expiration of agreements between our shareholders and the underwriters at varying dates beginning 180 days after the date of this prospectus.

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock,
approximately           shares immediately after this offering, or the average
weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of the sale. Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of the sales and the availability of current public information concerning Netro.

      Under Rule 144(k), a person who is not deemed to have been an affiliate of Netro at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Netro, the transferee's holding period for the purpose of effecting a sale under Rule 144(k) commences on the date of transfer from the affiliate.

      Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, including our stock option plans, subject only to the manner of sale provisions of Rule 144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of common stock subject to all provisions of Rule 144 except the one-year minimum holding period.

      Shortly after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under the 1995 Stock Option Plan, the 1996 Stock Option Plan, the 1997 Directors' Stock Option Plan, the 1999 Executive Stock Plan and the 1999 Employee Stock Purchase Plan. See "Management--Stock Plans." This Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will then be eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates.

      Prior to this offering, there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of shares in the open market or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

      After the closing of this offering, the holders of 30,990,671 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of registration. For a discussion of these rights, see "Description of Capital Stock--Registration Rights of Certain Holders."

                                  UNDERWRITING

GENERAL

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens Inc., and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement, we have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BancBoston Robertson Stephens Inc...........................
Dain Rauscher Wessels.......................................
                                                              --------

             Total..........................................
                                                              ========

      Subject to the terms and conditions set forth in the purchase agreement, each of the underwriters is committed to purchase all of the shares of our common stock being sold pursuant to the purchase agreement if any shares of our common stock are purchased. Under certain circumstances, under the terms of the purchase agreement, the commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at
such price less a concession not in excess of $          per share of common
stock. The underwriters may allow, and such dealers may reallow, a discount not
in excess of $          per share of common stock on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                         ---------    --------------    -----------
Public offering price..................       $               $               $
Underwriting discount..................       $               $               $
Proceeds, before expenses, to Netro....       $               $               $

      The expenses of the offering, exclusive of the underwriting discount, are
estimated at $          million and are payable by us.

OVER-ALLOTMENT OPTION

      We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

DIRECTED SHARES

      At our request, the underwriters have reserved approximately shares of our common stock for sale at the public offering price to our directors, consultants and certain other persons with relationships to Netro. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

      We, our executive officers and directors, and most of our existing shareholders have agreed, with certain exceptions, not to directly or indirectly:

         - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock for a period of 180 days after the date of this prospectus; or

         - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

QUOTATION ON THE NASDAQ NATIONAL MARKET

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. Among the factors to be considered by us and the representatives in determining the public offering price of our common stock, in addition to prevailing market conditions, will be the trading multiples of publicly traded companies that the representatives believe to be comparable to us, certain of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenue, the present state of our development, the percentage interest of Netro being sold as compared to the valuation for the entire company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the public offering price.

      We have applied for a listing of our common stock on the Nasdaq National Market under the symbol "NTRO."

      The underwriters have advised us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed five percent of the total number of shares of our common stock offered by them.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

      Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that, if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

      ML IBK Positions, an affiliate of Merrill Lynch, holds 642,674 shares of our common stock. DRW Investors LLC, an affiliate of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, holds 64,267 shares of our common stock. BancBoston Robertson Stephens Inc. holds 28,572 shares of our common stock.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Netro by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California. Tae Hea Nahm, a director of Venture Law Group, is the Secretary of Netro, and Sanjay Khare, an attorney at Venture Law Group, is Assistant Secretary. Tae Hea Nahm and other attorneys of Venture Law Group, together with an entity affiliated with Venture Law Group, hold an aggregate of 153,963 shares of our common stock and options to purchase 15,000 shares of our common stock.

                                    EXPERTS

      The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to Netro and the common stock offered hereby, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement, including exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. These reports and other information may also be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................   F-2
Financial Statements:
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations and Comprehensive
     Loss...................................................   F-4
  Consolidated Statements of Shareholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Netro Corporation:

     We have audited the accompanying consolidated balance sheets of Netro Corporation (a California corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netro Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                      /s/ Arthur Andersen LLP

San Jose, California
March 4, 1999

                               NETRO CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                   PRO FORMA
                                                                                                 SHAREHOLDERS'
                                                              DECEMBER 31,                          EQUITY
                                                          --------------------     MARCH 31,     AT MARCH 31,
                                                            1997        1998         1999        1999 (NOTE 9)
                                                          --------    --------    -----------    -------------
                                                                                  (UNAUDITED)     (UNAUDITED)
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $ 15,668    $  6,094     $  7,954
  Short-term investments................................    10,038       9,034       14,894
  Trade accounts receivable, net of allowance of $47,
     $509 and $120, respectively........................     2,157       1,150        1,770
  Inventory.............................................     3,927       4,315        4,004
  Prepaid expenses and other............................       361         243          467
                                                          --------    --------     --------
          Total current assets..........................    32,151      20,836       29,089
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net...............     5,516       5,634        5,325
OTHER ASSETS............................................        41         318          348
                                                          --------    --------     --------
          Total assets..................................  $ 37,708    $ 26,788     $ 34,762
                                                          ========    ========     ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt and capital
     leases.............................................  $  1,487    $  3,872     $  5,134
  Trade accounts payable................................     2,870       1,327        2,454
  Accrued liabilities...................................     2,137       3,114        3,486
                                                          --------    --------     --------
          Total current liabilities.....................     6,494       8,313       11,074
LONG-TERM DEBT AND CAPITAL LEASES, net of current
  portion...............................................     4,209       4,547        4,763
DEFERRED FACILITIES RENT................................        --          35           44
                                                          --------    --------     --------
          Total liabilities.............................    10,703      12,895       15,881
                                                          --------    --------     --------
COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS' EQUITY:
  Convertible Preferred Stock, no par value:
     Authorized -- 31,192,517 shares
     Outstanding -- 25,711,771 shares, 27,732,235 shares
       and 29,250,875 shares at December 31, 1997,
       December 31, 1998 and March 31, 1999 (unaudited),
       respectively; none outstanding pro forma at March
       31, 1999 (unaudited); aggregate liquidation
       preference at March 31, 1999 (unaudited) of
       $93,060..........................................    65,437      81,073       92,853        $     --
  Common Stock, no par value:
     Authorized -- 50,000,000 shares
     Outstanding -- 8,078,957 shares, 8,530,238 shares
       and 8,560,775 shares at December 31, 1997,
       December 31, 1998 and March 31, 1999 (unaudited),
       respectively; 37,811,650 shares outstanding pro
       forma at March 31, 1999 (unaudited)..............       344       1,224        3,409          96,262
  Notes receivable from shareholders....................        --        (800)        (800)           (800)
  Deferred stock compensation...........................        --          --       (1,955)         (1,955)
  Accumulated deficit...................................   (38,776)    (67,604)     (74,626)        (74,626)
                                                          --------    --------     --------        --------
          Total shareholders' equity....................    27,005      13,893       18,881        $ 18,881
                                                          --------    --------     --------        ========
          Total liabilities and shareholders' equity....  $ 37,708    $ 26,788     $ 34,762
                                                          ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,            MARCH 31,
                                        --------------------------------    ------------------
                                          1996        1997        1998       1998       1999
                                        --------    --------    --------    -------    -------
                                                                               (UNAUDITED)
REVENUES..............................  $    731    $  5,601    $  5,438    $   996    $ 2,142
COST OF REVENUES......................       619       8,273       9,640      1,310      1,649
                                        --------    --------    --------    -------    -------
GROSS PROFIT (LOSS)...................       112      (2,672)     (4,202)      (314)       493
                                        --------    --------    --------    -------    -------
OPERATING EXPENSES:
  Research and development............    10,446      15,289      16,143      4,257      4,224
  Sales and marketing.................     1,293       3,776       4,819      1,051      1,332
  General and administrative..........     1,189       3,500       3,968        913      1,752
  Amortization of deferred stock
     compensation.....................        --          --          --         --        168
                                        --------    --------    --------    -------    -------
          Total operating expenses....    12,928      22,565      24,930      6,221      7,476
                                        --------    --------    --------    -------    -------
LOSS FROM OPERATIONS..................   (12,816)    (25,237)    (29,132)    (6,535)    (6,983)
                                        --------    --------    --------    -------    -------
OTHER INCOME (EXPENSE):
  Interest income.....................       669       1,001       1,260        412        233
  Interest expense....................       (26)       (298)       (956)      (194)      (272)
                                        --------    --------    --------    -------    -------
          Total other income
            (expense).................       643         703         304        218        (39)
                                        --------    --------    --------    -------    -------
NET LOSS AND COMPREHENSIVE LOSS.......  $(12,173)   $(24,534)   $(28,828)   $(6,317)   $(7,022)
                                        ========    ========    ========    =======    =======
Basic and diluted net loss per
  share...............................  $  (4.66)   $  (5.11)   $  (4.07)   $ (1.05)   $ (0.86)
                                        ========    ========    ========    =======    =======
Shares used to compute basic and
  diluted net loss per share..........     2,610       4,798       7,087      6,039      8,205
                                        ========    ========    ========    =======    =======
Pro forma basic and diluted net loss
  per share (unaudited)...............                          $  (0.84)              $ (0.19)
                                                                ========               =======
Shares used to compute pro forma basic
  and diluted net loss per share
  (unaudited).........................                            34,391                37,266
                                                                ========               =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                CONVERTIBLE                                NOTES
                              PREFERRED STOCK         COMMON STOCK       RECEIVABLE      DEFERRED                       TOTAL
                            --------------------   ------------------       FROM          STOCK       ACCUMULATED   SHAREHOLDERS'
                              SHARES     AMOUNT     SHARES     AMOUNT   SHAREHOLDERS   COMPENSATION     DEFICIT        EQUITY
                            ----------   -------   ---------   ------   ------------   ------------   -----------   -------------
BALANCE, DECEMBER 31,
  1995....................  18,716,660   $16,541   7,851,284   $  69       $  (3)        $    --       $ (2,069)      $ 14,538
Exercise of stock options
  for cash................          --        --     170,000      34          --              --             --             34
Repurchase of Common Stock
  for cash................          --        --    (207,878)     (9)         --              --             --             (9)
Issuance of Series C
  convertible Preferred
  Stock for cash, net of
  issuance costs of $36...   1,967,106    13,734          --      --          --              --             --         13,734
Repayment of notes
  receivable from
  shareholders............          --        --          --      --           3              --             --              3
Net loss..................          --        --          --      --          --              --        (12,173)       (12,173)
                            ----------   -------   ---------   ------      -----         -------       --------       --------
BALANCE, DECEMBER 31,
  1996....................  20,683,766    30,275   7,813,406      94          --              --        (14,242)        16,127
Exercise of stock options
  for cash................          --        --     111,301      15          --              --             --             15
Issuance of Common Stock
  for cash................          --        --     158,000     235          --              --             --            235
Repurchase of Common Stock
  for cash................          --        --      (3,750)     --          --              --             --             --
Issuance of Series C
  convertible Preferred
  Stock for cash, net of
  issuance costs of $36...   5,028,005    35,162          --      --          --              --             --         35,162
Net loss..................          --        --          --      --          --              --        (24,534)       (24,534)
                            ----------   -------   ---------   ------      -----         -------       --------       --------
BALANCE, DECEMBER 31,
  1997....................  25,711,771    65,437   8,078,957     344          --              --        (38,776)        27,005
Exercise of stock options
  for cash................          --        --     389,677     226          --              --             --            226
Issuance of Common Stock
  for cash................          --        --       5,396      11          --              --             --             11
Repurchase of Common Stock
  for cash................          --        --    (343,792)   (157)         --              --             --           (157)
Issuance of Common Stock
  for notes receivable....          --        --     400,000     800        (800)             --             --             --
Issuance of Series D
  convertible Preferred
  Stock for cash, net of
  issuance costs of $84...   2,020,464    15,636          --      --          --              --             --         15,636
Net loss..................          --        --          --      --          --              --        (28,828)       (28,828)
                            ----------   -------   ---------   ------      -----         -------       --------       --------
BALANCE, DECEMBER 31,
  1998....................  27,732,235    81,073   8,530,238   1,224        (800)             --        (67,604)        13,893
Exercise of stock options
  for cash................          --        --      51,370      66          --              --             --             66
Deferred stock
  compensation............          --        --          --   2,123          --          (2,123)            --             --
Repurchase of Common Stock
  for cash................          --        --     (20,833)     (4)         --              --             --             (4)
Issuance of Series D
  convertible Preferred
  Stock for cash, net of
  issuance costs of $35...   1,518,640    11,780          --      --          --              --             --         11,780
Amortization of deferred
  stock compensation......          --        --          --      --          --             168             --            168
Net loss..................          --        --          --      --          --              --         (7,022)        (7,022)
                            ----------   -------   ---------   ------      -----         -------       --------       --------
BALANCE, MARCH 31, 1999
  (UNAUDITED).............  29,250,875   $92,853   8,560,775   $3,409      $(800)        $(1,955)      $(74,626)      $ 18,881
                            ==========   =======   =========   ======      =====         =======       ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                THREE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,          MARCH 31,
                                               ------------------------------   ------------------
                                                 1996       1997       1998      1998       1999
                                               --------   --------   --------   -------   --------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................  $(12,173)  $(24,534)  $(28,828)  $(6,317)  $ (7,022)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization...........       761      1,968      3,065       646        864
     Provision for doubtful accounts.........        --         47        462        --         --
     Loss on disposal of fixed assets........       194        258         --        --         --
     Amortization of deferred stock
       compensation..........................        --         --         --        --        168
     Changes in operating assets and
       liabilities:
       Trade accounts receivable.............      (543)    (1,717)       545     1,419       (620)
       Inventory.............................    (1,257)    (2,670)      (388)   (1,590)       311
       Prepaid expenses and other............      (108)      (191)      (159)     (447)      (254)
       Trade accounts payable and accrued
          liabilities........................     2,277      2,282       (566)     (634)     1,508
                                               --------   --------   --------   -------   --------
          Net cash used in operating
            activities.......................   (10,849)   (24,557)   (25,869)   (6,923)    (5,045)
                                               --------   --------   --------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment and leasehold
     improvements............................    (3,104)    (2,530)    (3,183)     (794)      (555)
  Purchases of short-term investments........   (17,944)   (18,796)   (34,085)   (7,211)   (14,935)
  Maturities of short-term investments.......     8,208     18,494     35,089        --      9,075
                                               --------   --------   --------   -------   --------
          Net cash used in investing
            activities.......................   (12,840)    (2,832)    (2,179)   (8,005)    (6,415)
                                               --------   --------   --------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable and
     sale-leaseback transactions.............        --      4,577      4,553       213      2,265
  Payments on notes payable and capital
     leases..................................      (246)    (1,109)    (1,795)     (429)      (787)
  Proceeds from issuance of Preferred Stock,
     net of issuance costs...................    13,734     35,162     15,636     9,993     11,780
  Proceeds from issuance of Common Stock.....        34        250        237        46         66
  Repurchases of Common Stock................        (9)        --       (157)       --         (4)
  Repayment of notes receivable from
     shareholders............................         3         --         --        --         --
                                               --------   --------   --------   -------   --------
          Net cash provided by financing
            activities.......................    13,516     38,880     18,474     9,823     13,320
                                               --------   --------   --------   -------   --------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS................................   (10,173)    11,491     (9,574)   (5,105)     1,860
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.....................................    14,350      4,177     15,668    15,668      6,094
                                               --------   --------   --------   -------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....  $  4,177   $ 15,668   $  6,094   $10,563   $  7,954
                                               ========   ========   ========   =======   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.....................  $     21   $    360   $    802   $   169   $    254
  Non-cash transactions:
     Notes receivable from the issuance of
       common stock..........................  $     --   $     --   $    800   $    --   $     --
     Equipment acquired under capital
       leases................................  $    891   $  1,083   $     --   $    --   $     --

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION AS OF MARCH 31, 1999 IS UNAUDITED)

1.  ORGANIZATION AND OPERATIONS OF THE COMPANY:

     Netro Corporation (the "Company") was incorporated in California on November 14, 1994 to develop, manufacture and sell broadband wireless access systems.

     During 1997, the Company commenced volume shipments of its products and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to a number of risks similar to other companies in a comparable stage of development, including reliance on key personnel, successful marketing of its products in an emerging market, competition from substitute products and other companies, successful development of new products and the ability to secure adequate financing to support future growth.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL DATA

     The unaudited interim consolidated financial statements for the three months ended March 31, 1998 and 1999, were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Germany and a wholly-owned, dormant subsidiary in Israel.

FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's subsidiaries is the local currency. Gains and losses resulting from the translation of the financial statements have not been material to date.

     Foreign exchange gains and losses resulting from foreign currency transactions were not material in any of the periods presented.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months.

SHORT-TERM INVESTMENTS

     The Company classifies its investments in debt securities as "held-to-maturity." Accordingly, these investments, which mature at various dates through August 1999, are valued using the amortized cost

                               NETRO CORPORATION
method. The fair value of the investments approximates amortized cost and, as such, the gross unrealized holding gains and losses at December 31, 1997 and 1998 were not material.

     The carrying value of the Company's investments by major security type consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
DESCRIPTION                                                 1997       1998
-----------                                                -------    -------
United States Treasury Bills.............................  $10,042    $ 1,996
Other federal agency securities..........................   12,046      6,945
Commercial paper.........................................       --      5,064
                                                           -------    -------
                                                           $22,088    $14,005
                                                           =======    =======

     Approximately $12,050,000 and $4,971,000 of the total investments in debt securities as of December 31, 1997 and 1998, respectively, are included in cash and cash equivalents. The remaining balance is classified as short-term investments.

INVENTORY

     Inventory includes materials and labor, is stated at the lower of cost (first-in, first-out) or market and consists of the following (in thousands):

                                                               DECEMBER 31,
                                                             ----------------     MARCH 31,
                                                              1997      1998        1999
                                                             ------    ------    -----------
                                                                                 (UNAUDITED)
Raw materials..............................................  $1,188    $3,204      $1,581
Work-in-process............................................   1,657       474         781
Finished goods.............................................   1,082       637       1,642
                                                             ------    ------      ------
                                                             $3,927    $4,315      $4,004
                                                             ======    ======      ======

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment is recorded at cost and depreciated using the straight-line method based upon the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are recorded at cost and are amortized over the estimated lives of the improvements or the term of the lease, whichever is shorter. Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred.

SOFTWARE DEVELOPMENT COSTS

     Under the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

                               NETRO CORPORATION

REVENUE RECOGNITION

     Revenues from product sales are generally recognized when all of the following conditions are met: the product has shipped, the Company has the right to invoice the customer, collection of the receivable is probable and the Company has fulfilled all of its contractual obligations to the customer. Provisions are made at the time of revenue recognition for estimated warranty costs.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. The Company received third-party research and development funding of $900,000 in 1998. The Company offset research and development expenses with the funding when agreed upon milestones were met.

COMPUTATION OF HISTORICAL NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     Historical net loss per share was calculated under SFAS No. 128, "Earnings per Share." Basic and diluted net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. Potential common shares from conversion of convertible preferred stock, stock options and warrants are excluded from diluted net loss per share as they are antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities was 22,260,942 shares, 29,777,846 shares, and 32,453,093 shares for 1996, 1997 and 1998, respectively, and 33,481,134 shares and 33,946,641 shares for the three months ended March 31, 1998 and 1999, respectively.

     Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

     Pro forma basic and diluted net loss per share is calculated assuming the conversion of convertible preferred stock into an equivalent number of common shares, as if the shares had converted on the dates of their issuance.

                               NETRO CORPORATION

     The following table presents the calculation of historical and pro forma net loss per share (in thousands, except per share data):

                                                                            THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,            MARCH 31,
                                        --------------------------------    ------------------
                                          1996        1997        1998       1998       1999
                                        --------    --------    --------    -------    -------
                                                                               (UNAUDITED)
Net loss..............................  $(12,173)   $(24,534)   $(28,828)   $(6,317)   $(7,022)
                                        ========    ========    ========    =======    =======
HISTORICAL:
Weighted average shares of common
  stock outstanding...................     7,880       8,021       8,227      8,152      8,554
Less: Weighted average shares of
  common stock subject to
  repurchase..........................    (5,270)     (3,223)     (1,140)    (2,113)      (349)
                                        --------    --------    --------    -------    -------
Weighted average shares used to
  compute basic and diluted net loss
  per share...........................     2,610       4,798       7,087      6,039      8,205
                                        ========    ========    ========    =======    =======
Basic and diluted net loss per
  share...............................  $  (4.66)   $  (5.11)   $  (4.07)   $ (1.05)   $ (0.86)
                                        ========    ========    ========    =======    =======
PRO FORMA:
Net loss..............................                          $(28,828)              $(7,022)
                                                                ========               =======
Shares used above.....................                             7,087                 8,205
Pro forma adjustment to reflect
  weighted average effect of assumed
  conversion of convertible preferred
  stock (unaudited)...................                            27,304                29,061
                                                                --------               -------
Weighted average shares used to
  compute pro forma basic and diluted
  net loss per share (unaudited)......                            34,391                37,266
                                                                ========               =======
Pro forma basic and diluted net loss
  per share (unaudited)...............                          $  (0.84)              $ (0.19)
                                                                ========               =======

COMPREHENSIVE LOSS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with shareholders. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. For each of the periods presented, the Company had no such transactions, therefore the comprehensive loss was equal to net loss.

STOCK-BASED COMPENSATION PLANS

     Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options.

                               NETRO CORPORATION

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value with the impact of any change in market value being charged against earnings in each period. SFAS No. 133 will be effective for and adopted by the Company in the first quarter of the fiscal year ending December 31, 2000. The Company anticipates that SFAS No. 133 will not have a material impact on its consolidated financial statements. To date, the Company has not entered into any derivative financial instrument contracts.

3.  CONCENTRATIONS OF CREDIT RISK:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash investments. As of December 31, 1998 and March 31, 1999, approximately 71% and 71%, respectively, of the Company's trade accounts receivable balance was represented by two customers. The Company does not require collateral on accounts receivable, as the majority of the Company's customers are large, well-established companies. The Company provides reserves for credit losses and such losses are insignificant in all periods presented in the accompanying consolidated financial statements. With respect to cash investments, the Company has cash investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as credit worthy.

4.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Engineering and test equipment...........................  $ 5,975    $ 7,997
Office and computer equipment............................    1,931      2,743
Furniture and fixtures...................................      202        345
Leasehold improvements...................................       --        206
                                                           -------    -------
                                                             8,108     11,291
Less: Accumulated depreciation and amortization..........   (2,592)    (5,657)
                                                           -------    -------
Equipment and leasehold improvements, net................  $ 5,516    $ 5,634
                                                           =======    =======

5.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Accrued payroll and related benefits.....................  $   584    $   935
Accrued moving expenses..................................      387         --
Warranty reserve.........................................      171      1,250
Customer deposits........................................       --        315
Other....................................................      995        614
                                                           -------    -------
          Total..........................................  $ 2,137    $ 3,114
                                                           =======    =======

                               NETRO CORPORATION

6.  DEBT AND CAPITAL LEASES:

     The following table summarizes obligations under long-term debt and capital leases (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Borrowings under bank line of credit.....................  $    --    $ 1,839
Secured note payable to lender, due in monthly
  installments of $90,942 with interest at 12.5%.........    3,447      2,746
Capital leases, due through 2002.........................    2,249      3,834
                                                           -------    -------
                                                             5,696      8,419
Less: current portion....................................   (1,487)    (3,872)
                                                           -------    -------
                                                           $ 4,209    $ 4,547
                                                           =======    =======

     In January 1998, the Company entered into a new bank line of credit under which up to $6,000,000 is available for borrowings and letters of credit. This arrangement was renewed in January 1999 and expires in January 2000. Borrowings are limited to an aggregate amount equaling approximately 80% and 90% of domestic and foreign eligible trade accounts receivables, respectively, and 50% of eligible foreign inventories. The line of credit is secured by the Company's outstanding trade accounts receivable and inventory. The borrowings under the line are due in January 2000 and accrue interest at the 30-day LIBOR rate plus 2.25% or the bank's prime rate, at the Company's option. Under the agreement, the Company must comply with certain financial and other covenants. As of December 31, 1998, borrowings outstanding under this agreement were $1,839,000 and amounts utilized for outstanding letters of credit were $500,000. Through the three months ended March 31, 1999, the Company borrowed an additional $1,035,000 under the existing bank line of credit.

     In 1997, the Company borrowed $3,750,000 from a lender to finance purchases of fixed assets. The loan accrues interest at 12.5% per annum from the date of borrowing, and is secured by a purchase money lien on the equipment financed. Principal payments due under the loan at December 31, 1998 are as follows (in thousands):

1999................................................  $  793
2001................................................     898
2002................................................   1,055
                                                      ------
          Total.....................................  $2,746
                                                      ======

     A significant portion of the Company's machinery and equipment is leased under agreements accounted for as capital leases. The cost of equipment under capital leases included in property and equipment at December 31, 1997 and 1998 was approximately $3,122,000 and $5,754,000, respectively.

                               NETRO CORPORATION

     Future minimum lease payments under all noncancelable capital lease agreements as of December 31, 1998 are summarized as follows (in thousands):

1999................................................  $1,652
2000................................................   1,241
2001................................................   1,078
2002................................................     755
                                                      ------
Total minimum lease payments........................   4,726
Less: amount representing interest at 10.0% to
      13.3%.........................................    (892)
                                                      ------
Present value of lease payments.....................  $3,834
                                                      ======

     In March 1999, the Company entered into a new equipment lease agreement, under which the Company can finance equipment purchases of up to $3,000,000. As of March 31, 1999, the Company had borrowed approximately $990,000 against this agreement. See Note 9 for information regarding warrants issued as part of this agreement.

7.  COMMITMENTS AND CONTINGENCIES:

COMMITMENTS

     The Company leases its facilities and certain equipment under noncancelable operating lease agreements expiring at various dates through September 2001. Future minimum lease payments under all noncancelable operating lease agreements as of December 31, 1998 are summarized as follows (in thousands):

1999................................................  $1,347
2000................................................   1,384
2001................................................   1,005
                                                      ------
                                                      $3,736
                                                      ======

     Rent expense for the operating leases was approximately $224,000, $538,000 and $922,000 in 1996, 1997 and 1998, respectively.

     The Company issued a standby letter of credit of $500,000 to secure certain of the Company's warranty obligations to one customer related to possible damages resulting from downtime due to product performance issues. The letter of credit is secured by a certificate of deposit for $125,000. The letter of credit is subject to draw if the Company fails to meet its obligation for liquidated damages to the customer.

CONTINGENCIES

     In March 1999, one of the Company's former contract manufacturers filed for binding arbitration in Santa Clara County, California with respect to a dispute with the Company. The arbitration involves claims for approximately $950,000 for amounts allegedly owed by the Company for inventory purchased by the plaintiff in anticipation of the Company's projected demand. In June 1999, the Company filed an answer and counterclaim alleging damages of approximately $275,000 for product failures. The Company believes it has meritorious defenses to its claim, and intends to defend this arbitration vigorously.

                               NETRO CORPORATION

8.  EMPLOYEE BENEFIT PLAN:

     The Company maintains an employee savings plan for all of its full-time employees. This plan qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Company has the option to contribute to the plan, but has not made contributions to date.

9.  CAPITAL STOCK:

STOCK SPLIT

     In December 1996, the Company's Board of Directors effected a two-for-one stock split payable in the form of a dividend of one additional share of the Company's capital stock for every share owned by shareholders. Accordingly, all share data was adjusted to retroactively reflect the stock split.

CAPITAL STOCK

     The Company's capital stock is divided into two classes: Common Stock and Convertible Preferred Stock. Convertible Preferred Stock consists of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock.

     At December 31, 1998, 33,014,597 shares of Common Stock were reserved, including 5,244,615 shares for issuance under the Company's stock option plans, 27,732,235 shares for conversion of the outstanding Convertible Preferred Stock and 37,747 for Convertible Preferred Stock warrants.

     During 1998, the Company issued 400,000 shares of Common Stock in exchange for a full recourse note in the amount of $800,000. The note bears interest at 5.44% percent and is due in April 2002.

STOCK OPTION PLANS

  1997 Directors' Stock Option Plan

      The 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in December 1997 and amended in June 1999. A total of 300,000 shares of common stock has been reserved for issuance under the Directors' Plan. Under the Directors' Plan, as amended, each non-employee director who first becomes a non-employee director after the effective date of the amendment receives an automatic initial grant of an option to purchase 10,000 shares of common stock upon appointment or election. Initial grants to non-employee directors are vested and exercisable in full as of the date of grant. The Directors' Plan also provides for annual grants of options to purchase 10,000 shares of common stock on the first day of each fiscal year to each non-employee director who has served on the Board of Directors for at least six months, provided that a non-employee director who received a 20,000 share initial grant under the original version of the Directors' Plan shall be eligible to receive an annual grant of an option to purchase 5,000 shares of common stock until the first day of the fiscal year following the date on which the initial option has fully vested under the terms of that option after which date each director shall be eligible to receive an annual grant of an option to purchase 10,000 shares of common stock. The annual grants to non-employee directors are vested and exercisable in full as of the date of grant. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. However, unvested options will terminate when the optionee ceases to serve as a director and vested options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

                               NETRO CORPORATION

  1995 and 1996 Stock Option Plans

     During 1996, the Company established the 1996 Stock Option Plan (the "1996 Plan"). All shares previously available for issuance under the Company's 1995 Stock Option Plan are reserved for issuance under the 1996 Plan. As of December 31, 1998, 6,679,716 shares of Common Stock have been reserved for issuance under the 1996 Plan. Under the 1996 Plan, the Company may grant incentive stock options or nonstatutory stock options to employees, officers, directors and consultants at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant, except that nonstatutory stock options may be granted at 85% of such fair market value. Options granted generally become exercisable at a rate of one-fourth of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each calendar month thereafter. However, at the discretion of management, the optionee may have the immediate right to exercise the option subject to a restricted stock agreement that gives the Company the right to repurchase unvested shares at the original issuance price in the event of termination of employment. The maximum term of a stock option under the plans is ten years, but if the optionee at the time of grant has voting power of more than 10% of the Company's outstanding capital stock, the maximum term is five years.

     The following table summarizes option activity under all option plans:

                                                                   OPTIONS OUTSTANDING
                                                               ---------------------------
                                                                               WEIGHTED
                                                  OPTIONS                      AVERAGE
                                                 AVAILABLE      SHARES      EXERCISE PRICE
                                                 ----------    ---------    --------------
Balance at December 31, 1995...................   2,104,716       41,000        $0.045
  Authorized...................................   1,500,000           --            --
  Granted......................................  (2,288,800)   2,288,800          0.47
  Exercised....................................          --     (170,000)         0.20
  Terminated...................................      63,800      (63,800)         0.27
  Unvested shares repurchased..................     197,460           --         0.045
                                                 ----------    ---------
Balance at December 31, 1996...................   1,577,176    2,096,000         0.490
  Authorized...................................   1,320,000           --            --
  Granted......................................  (2,557,550)   2,557,550         1.980
  Exercised....................................          --     (111,301)        0.213
  Terminated...................................     504,924     (504,924)        1.022
  Unvested shares repurchased..................       3,750           --         0.045
                                                 ----------    ---------
Balance at December 31, 1997...................     848,300    4,037,325         1.360
  Authorized...................................     500,000           --            --
  Granted......................................  (1,605,800)   1,605,800          2.00
  Exercised....................................          --     (389,677)        0.579
  Terminated...................................     570,337     (570,337)        1.555
  Unvested shares repurchased..................     248,667           --         0.064
                                                 ----------    ---------
Balance at December 31, 1998...................     561,504    4,683,111         1.621
  Granted......................................    (652,250)     652,250          2.00
  Exercised....................................          --      (51,370)        1.285
  Terminated...................................     645,253     (645,253)        1.591
  Unvested shares repurchased..................      20,833           --         0.200
                                                 ----------    ---------
Balance at March 31, 1999 (unaudited)..........     575,340    4,638,738        $1.682
                                                 ==========    =========

                               NETRO CORPORATION

     As of March 31, 1999, 52,875 shares exercised under the Plans are subject to repurchase.

     The following table summarizes information about stock options outstanding at March 31, 1999 (unaudited):

       OPTIONS OUTSTANDING
----------------------------------     NUMBER
EXERCISE               CONTRACTUAL   VESTED AND
 PRICES     NUMBER        LIFE       EXERCISABLE
--------   ---------   -----------   -----------
0$.045..      21,000   6.37 years        20,625
0$.200..     676,753   7.54 years       532,778
1$.000..      22,636   7.37 years        14,566
1$.500..     258,229   7.70 years       158,279
2$.000..   3,660,120   8.97 years       664,504
           ---------                  ---------
           4,638,738                  1,390,752
           =========                  =========

     In January 1996, the Company adopted the provisions of SFAS No. 123, which calls for companies to measure employee stock compensation expense based on the fair value method of accounting. As allowed by SFAS No. 123, the Company elected the continued use of APB Opinion No. 25, with pro forma disclosure of net loss determined as if the fair value method had been applied in measuring compensation cost. Had compensation cost been determined under the fair value method consistent with SFAS No. 123, the Company's net loss would have resulted in the following pro forma amounts:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1996        1997        1998
                                                     --------    --------    --------
Net loss (in thousands):
  As reported......................................  $(12,173)   $(24,534)   $(28,828)
  Pro forma........................................   (12,197)    (24,670)    (29,079)
  Pro forma basic and diluted net loss per share...     (4.67)      (5.14)      (4.10)

     The weighted average fair values of options granted during 1996, 1997 and 1998 were $0.58, $2.47 and $2.48 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

Risk free interest rate......................    5.03% - 6.70%
Average expected life of option..............         5 years
Dividend yield...............................               0%
Volatility of Common Stock...................            0.01%

DEFERRED STOCK COMPENSATION (UNAUDITED)

     In connection with the grant of stock options to purchase 2,223,050 shares of common stock with a weighted average exercise price of $2.00 per share to employees during 1998 and the three months ended March 31, 1999, the Company recorded deferred compensation of $2,123,000, representing the difference between the estimated fair value of the common stock and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options (generally four years). Amortization expense related to fiscal 1998 was immaterial. Amortization expense of $168,000 was recorded during the three months ended March 31, 1999. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

                               NETRO CORPORATION

     In April and May of 1999, the Company recorded an additional $3,725,000 of deferred stock compensation in connection with the grant of additional options to purchase an aggregate of 1,516,000 shares of common stock with a weighted average exercise price of $3.96 per share. The Company will amortize this deferred stock compensation amount over the option vesting period of four years.

CONVERTIBLE PREFERRED STOCK

     The Company has authorized shares of each series of convertible Preferred Stock as follows:

                                                                OUTSTANDING
                                                  ---------------------------------------
                                                        DECEMBER 31,
                                                  ------------------------     MARCH 31,
                                    AUTHORIZED       1997          1998          1999
                                    ----------    ----------    ----------    -----------
                                                                              (UNAUDITED)
Series A..........................  13,466,660    13,466,660    13,466,660    13,466,660
Series B..........................   5,250,000     5,250,000     5,250,000     5,250,000
Series C..........................   8,475,857     6,995,111     6,995,111     6,995,111
Series D..........................   4,000,000            --     2,020,464     3,539,104

     The rights and preferences of the Series A, B, C and D Convertible Preferred Stock are as follows:

     - The holders of Series A, B, C and D Preferred Stock are entitled to dividends of $0.036, $0.16, $0.56 and $0.62 per share, respectively, payable annually, as and if declared by the Board of Directors. Dividends declared are prior and in preference to payment of dividends on Common Stock. No dividends had been declared as of December 31, 1998.

     - In the event of a liquidation or winding up of the Company, the holders of Series A, B, C and D Preferred Stock shall be entitled to receive, in preference to holders of Common Stock, an amount that is equal to $0.45, $2.00, $7.00 and $7.78 per share, respectively, plus any declared but unpaid dividends on such shares. If amounts are not available to satisfy the full preferential amounts, the entire assets of the Company will be distributed to the preferred shareholders in proportion to the aggregate liquidation preferences of the shares of Preferred Stock held.

     - Each share of Preferred Stock is convertible, at the option of the holder at any time after the date of issuance of such shares, into Common Stock at the initial conversion rate of one fully paid and non-assessable share of Common Stock. The conversion rate is subject to adjustments upon the occurrence of certain events.

     - Each share of Preferred Stock will convert into shares of Common Stock immediately upon the consummation of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933.

     - Each holder of Preferred Stock has the right to one vote for each share of Common Stock into which the Preferred Stock could then be converted. Holders of Preferred Stock vote with holders of Common Stock except (i) on matters required by law or otherwise to be voted upon by class and
       (ii) for the election of members of the Board of Directors. Holders of Preferred Stock as a group are entitled to elect three members of the Board of Directors.

     - Holders of at least a majority of the Preferred Stock are required to consent to any action that: (i) alters or changes the rights, preferences or privileges of that class of Preferred Stock; (ii) increases the authorized number of shares of Preferred Stock; (iii) creates any class of stock with preferences or priorities superior to or on a parity with the preferences and priority of the Preferred Stock; or (iv) affects the sale of all or substantially all of the assets of the Company, or any consolidation or merger, or any sale of more than 50% of the Company's capital stock.

                               NETRO CORPORATION

WARRANTS

     In connection with one of the Company's capital lease financing arrangements, the Company issued warrants to its lessor as follows:

                                                          YEAR      SHARE     EXERCISE
CLASS OF STOCK                                           GRANTED    AMOUNT     PRICE
--------------                                           -------    ------    --------
Series C Preferred Stock...............................   1997      28,750     $7.00
Series D Preferred Stock...............................   1998      8,997      $7.78

     The warrants are exercisable immediately upon issuance and expire two years from the closing of an initial public offering or five years from the date the warrants were granted, whichever is later. The fair value of the warrants was estimated at the date of grant using the Black-Scholes model and the value was determined to be immaterial.

     In March 1999, as part of a new equipment loan agreement, the Company issued warrants to purchase 19,281 shares of Series D Preferred Stock at an exercise price of $7.78 per share. The warrants are exercisable immediately upon issuance and expire three years from the closing of an initial public offering or seven years from the date the warrants were granted, whichever is later. The fair value of the warrants was estimated at the date of grant using the Black-Scholes model and the value was determined to be immaterial.

PRO FORMA SHAREHOLDERS' EQUITY (UNAUDITED)

     In May 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of the Company's Common Stock in connection with a proposed initial public offering ("IPO"). If the offering is consummated under the terms presently anticipated, all of the currently outstanding Convertible Preferred Stock will convert to 29,250,875 shares of common stock upon the closing of the IPO. The effect of this conversion has been reflected as unaudited pro forma shareholders' equity in the accompanying consolidated balance sheet as of March 31, 1999.

10.  INCOME TAXES:

     The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized.

     The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Federal statutory rate......................................   (35)%    (35)%    (35)%
State taxes, net of federal benefit.........................    (6)      (6)      (6)
Change in valuation allowance...............................    41       41       41
                                                              ----     ----     ----
                                                                 0%       0%       0%
                                                              ====     ====     ====

                               NETRO CORPORATION

     The major components of the net deferred tax asset are as follows (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           1997        1998
                                                         --------    --------
Net operating losses:
  Federal..............................................  $ 11,017    $ 20,363
  State................................................       750       1,176
Tax credit carryforwards...............................     1,535       2,842
Cumulative temporary differences:
  Reserves.............................................     1,376       1,774
  Research and development costs.......................       848       1,653
  Start-up costs.......................................       847         621
  Other................................................       295         457
                                                         --------    --------
          Total deferred tax asset.....................    16,668      28,886
Valuation allowance....................................   (16,668)    (28,886)
                                                         --------    --------
          Net deferred tax asset.......................  $     --    $     --
                                                         ========    ========

     The Company has established a valuation allowance for the total deferred tax asset because, given the Company's limited operating history and accumulated deficit, it is uncertain that the deferred tax asset will be realized.

     As of December 31, 1998, the Company had Federal and State net operating loss carryforwards of approximately $59,891,000 and $20,160,000, respectively. The Company's net operating loss carryforwards expire at various dates through 2018. Under current tax law, the net operating loss and tax credit carryforwards available for use in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interest.

11.  SEGMENT REPORTING

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in fiscal 1998. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and significant customers. The Company is organized and operates as one operating segment: the design, development, manufacturing, marketing and selling of broadband wireless point-to-multipoint access systems.

     The Company markets its products in the United States and in other foreign countries through worldwide system integrators, its direct sales force and local resellers. Revenue by country was as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1996   1997   1998
                                                              ----   ----   ----
United States...............................................    8%     1%    24%
Germany.....................................................   92%    61%     2%
Austria.....................................................   --     13%    27%
United Kingdom..............................................   --     --     16%
Italy.......................................................   --     --     15%
Israel......................................................   --     21%    10%
Other.......................................................   --      4%     6%

                               NETRO CORPORATION

     The following customers accounted for 10% or more of revenues in the periods indicated:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1996   1997   1998
                                                              ----   ----   ----
Customer A..................................................   79%    39%     *
Customer B..................................................   13%    18%     *
Customer C..................................................   --     23%    10%
Customer D..................................................   --     12%    27%
Customer E..................................................   --     --     16%
Customer F..................................................   --     --     15%
Customer G..................................................   --     --     10%

---------------
* Customer below 10% in 1998

12.  SUBSEQUENT EVENTS:

     In April and June 1999, the Company issued 630,614 additional shares of Series D Convertible Preferred Stock at $7.78 per share for net proceeds of approximately $4,906,000.

     In January 1999, the Company entered into an agreement with one of its vendors to issue up to approximately 100,000 shares of Preferred Stock for engineering work performed. The number of shares to be issued will be determined by dividing the dollar amount specified for the achievement of agreed-upon milestones by the price per share of such series of Preferred Stock most recently issued. In June 1999, the Company issued 20,794 shares of Series D Convertible Preferred Stock pursuant to the terms of this agreement.

     In April 1999, the Board of Directors approved the 1999 Executive Stock Plan (the "Executive Plan"). A total of 1,195,000 shares of common stock were reserved for issuance under the plan. In June 1999, options to purchase 1,195,000 shares of common stock at an exercise price of $3.50 per share had been issued under the Executive Plan and no further options will be granted.

     In April 1999, the Board of Directors approved an increase in the total number of shares of Common Stock reserved for issuance under the 1996 Stock Option Plan of 2,120,284 shares.

     In June 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. A total of 1,000,000 shares of common stock have been reserved for issuance under the Purchase Plan. The price of shares purchased under the plan will be equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower.

                           [INSIDE FRONT COVER PAGE]

PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS

     1. Top Caption: AirStar Enabled Deployments.

     2. Top: Color photo of three AirStar Base Radio Units and a Base Station Shelf with Base Sector Controllers with a Base Modem Unit (together, a Base Station), some of the Company's products.

     Caption: AirStar, hub equipment -- Base Station, Base Radio Units. AirStar's Base Station, or hub equipment aggregates traffic and interfaces with the various public wide area networks at rates from 34 (E3) or 45 mbps (DS3) to 155 mbps (OC-3/STM-1). The Base Radio Unit is a radio transceiver with a single built-in sector antenna covering a 90 degrees sector. The Base Station controls activity within each sector by shaping, policing and grooming traffic received from multiple subscribers.

     3. Center: Color photo of the AirStar Subscriber Access Unit and Subscriber Radio Unit, some of the Company's products.

     Caption: AirStar Customer Premises Equipment, Subscriber Access System, Subscriber Radio Unit.

     AirStar's Customer premises equipment provides the Subscriber premises and translates voice and data traffic to ATM Cells for air transmission. The Subscriber Radio Unit is a radio tranceiver with a single directional antenna and is designed with a plug-and-play feature, resulting from automatic frequency tuning. It is compact, lightweight, has a low profile and is easy to install and align.

     4. Bottom: Color photo of a computer monitor with a picture of an AirView LE screen on its screen.

     Caption: AirView LE Network Management Software.

     All components of the AirStar network are managed remotely by the AirView Link Explorer Software, using SNMP. With AirView LE, an SRV, once installed, can "self-admit" into the network, saving configuration and installation time, and SA5 software upgrades can be supported remotely.

                    [INTERIOR FOLD-OUT OF FRONT COVER PAGE]

IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS

     1. Top Caption: Broadband Wireless Networks Today.

     2. Center: Diagram of a communications network of a metropolitan broadband wireless point-to-multipoint deployment with our AirStar with a Central office of a Telecom Carrier/Service Provider, connecting through the Public Switched Telephone Network to the Internet, PSTN/TDM, Mobile Switching Center, ATM network or frame relay network as well as the use of the Airview LE Network Management Software (one of the Company's products) in that location.

     The Central Office is connected through fiber to a building which houses the AirStar Base Station. On the roof of that building are AirStar Base Radio Units covering a small business (with a Subscriber Radio Unit and a Subscriber Access System), a mid-sized business (with the same subscriber equipment) and a multiple tenant building (with the same subscriber equipment). The Base Station and Base Radio Units transmit and receive packets to and from the three subscribers, described above, with transmission depicted by arrows.

     3. Top Left Corner: Three drawings of buildings with AirStar equipment covering a cell, with sector coverage depicted as a pyramid consisting of five cones.

     4. Captions: By installing a single AirStar base station, a service provider can attain coverage of many potential subscribers. A typical cell at 10 GHz or 26 GHz can cover ranges from 110 to 275 square miles or 5 to 15 square miles, respectively, depending on local conditions, and has transmission capacity equivalent to approximately 400 to 450 T1 lines, or an aggregate capacity of over 600 Mbps.

5. On the Left-hand Side:

   - Service Integration and Bandwidth on Demand. Service Providers using AirStar's intelligent wireless transport can support both voice and high-speed packet data services on the same system, enabling them to increase revenue from their licensed spectrum.

  - Cost Effective Deployment and Operation. AirStar allows competitive service providers to compete effectively in the broadband access market because it is designed to provide for low overall system costs and enable success-based capital deployment by directly linking network buildout expenditures to subscriber growth. Additionally, AirStar's statistical multiplexing allows a service provider to optimize spectrum use and equipment deployment by expanding effective transmission capacity.

  - Quality of Service. Using our AirStar system, service providers can deploy voice and high-speed packet data services at different price points to different market segments with the option for guaranteed quality of service levels and up to 99.999% availability. These capabilities allow a service provider to match and guarantee delivered bandwidth to a particular business' requirements and budget.

  - Rapid Time to Market. Service providers using AirStar can achieve rapid time to market for integrated voice and high speed data services through AirStar's efficient installation, end-to-end network management integration and intelligent wireless transport. By installing a single AirStar base station, the service provider can attain coverage of many potential subscribers.

6. Bottom: our Logo

                          [ BACK COVER (INSIDE PAGE) ]

IMAGES, A MAP AND CAPTIONS

     1. Top: AirStar trials worldwide.

     2. Map with flags depicting the location of AirStar trials worldwide.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including                , 1999 (the 25(th) day after the date
of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                                 SHARES

                                  [NETRO LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                         BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
 A DIVISION OF DAIN RAUSCHER INCORPORATED

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $15,985
NASD filing fee.............................................     6,250
Nasdaq National Market listing fee..........................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue Sky fees and expenses..................................
Transfer Agent and Registrar fees...........................
Miscellaneous fees and expenses.............................
          Total.............................................

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article VI of the Registrant's Amended and Restated Articles of Incorporation, to be filed and effective upon completion of this offering (Exhibit 3.3 hereto), provides for indemnification of its directors and officers to the maximum extent permitted by the California General Corporation Law and Section 6.1 of the Registrant's Bylaws, to be filed and effective upon completion of this offering (Exhibit 3.4 hereto), provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the California General Corporation Law. The indemnification agreements may require the Registrant, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to Section 6(b) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since January 1, 1996, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

     - An aggregate of 4,125,678 shares of Series C preferred stock at $7.00 per share in July, October and November 1996, and January, February and April 1997;

     - Warrants to purchase an aggregate of 28,750 shares of Series C preferred stock in June and September 1997;

     - An aggregate of 2,869,433 shares of Series C preferred stock at $7.00 per share in July and November 1997;

     - An aggregate of 1,285,347 shares of Series D preferred stock at $7.78 per share in January 1998;

     - Warrants to purchase an aggregate of 8,997 shares of Series D preferred stock in January 1998;

     - An aggregate of 2,253,757 shares of Series D preferred stock at $7.78 per share in April, July and October 1998 and January and February 1999;

     - Warrants to purchase an aggregate of 19,281 shares of Series D preferred stock in March 1999.

     - An aggregate of 630,614 shares of Series D preferred stock at $7.78 per share in April and June 1999; and

     - An aggregate of 20,794 shares of Series D preferred stock for engineering services upon the achievement by MTI of certain milestones in June 1999.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

     The issuances described in Items 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Articles of Incorporation of the
         Registrant.
 3.2     Bylaws of the Registrant, and amendments.
 3.3     Form of Amended and Restated Articles of Incorporation of
         the Registrant, to be filed and effective upon completion of this offering.
 3.4     Form of Amended and Restated Bylaws of the Registrant, to be
         filed and effective upon completion of this offering.
 4.1*    Form of the Registrant's common stock certificate.
 5.1*    Opinion of Venture Law Group, A Professional Corporation.
10.1     Form of Indemnification Agreement.
10.2*    1996 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
10.3     1999 Executive Stock Plan and form of subscription
         agreement.
10.4     1999 Employee Stock Purchase Plan and form of subscription agreement.
10.5*    1997 Directors' Stock Option Plan and form of stock option agreement.
10.6     Lease between Sobrato Interests II et al. and Pyramid
         Technology Corporation dated August 29, 1979, and first
         amendment.
10.6.1   Sublease between Registrant and Siemens Pyramid Information
         Systems, Inc. dated December 15, 1997 and amendment.
10.6.2   Landlord's consent to sublease.
10.7(+)  Global OEM Purchase Agreement between Registrant and Lucent
         Technologies Inc.
10.8(+)  Frame Agreement between Registrant and Italtel s.p.a.

10.8.1(+) Non-Exclusive OEM Supplemental Agreement between Registrant and Italtel s.p.a.
10.8.2(+) Joint Development Agreement between Registrant and Italtel
         s.p.a.
10.9(+)  Manufacturing Agreement between Registrant and Solectron
         California Corporation, dated May 31, 1998.
10.10(+) Manufacturing and Engineering Services Agreement between
         Registrant and Microelectronics Technology Inc., dated
         January 11, 1999 and first amendment.
10.11(+) OEM Agreement between Registrant and Cisco Systems, Inc., dated as of December 7, 1998.
10.11.1(+) Technology Agreement between Registrant and Cisco Systems,
         Inc., dated as of December 7, 1998.
10.12    Employment Agreement between Registrant and Gideon
         Ben-Efraim, and amendment.
10.13    Form of Change of Control Agreement.
10.14    Amended and Restated Rights Agreement by and among
         Registrant and certain of its shareholders, dated June 21,
         1999.
23.1     Consent of Arthur Andersen LLP, Independent Public
         Accountants.
23.2*    Consent of Counsel (included in Exhibit 5.1).
24.1     Power of Attorney (see page II-4).
27.1     Financial Data Schedule.

---------------
* To be supplied by amendment.

+ Confidential Treatment Requested

(b) FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts and Reserves (see page
S-2).

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 22, 1999.

                                          NETRO CORPORATION

                                          By:     /s/ GIDEON BEN-EFRAIM
                                            ------------------------------------
                                              Gideon Ben-Efraim, President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gideon Ben-Efraim and Michael Everett, and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

                                                     Chairman of the Board of             June   , 1999
---------------------------------------------------  Directors
                  (Richard Moley)

               /s/ GIDEON BEN-EFRAIM                 President, Chief Executive           June 22, 1999
---------------------------------------------------  Officer and Director (Principal
                (Gideon Ben-Efraim)                  Executive Officer)

              /s/ MICHAEL T. EVERETT                 Executive Vice President and         June 22, 1999
---------------------------------------------------  Chief Financial Officer
               (Michael T. Everett)                  (Principal Financial and
                                                     Accounting Officer)

                 /s/ THOMAS BARUCH                   Director                             June 22, 1999
---------------------------------------------------
                  (Thomas Baruch)

                 /s/ NEAL DOUGLAS                    Director                             June 22, 1999
---------------------------------------------------
                  (Neal Douglas)

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----
                                                     Director                             June   , 1999
---------------------------------------------------
                 (Irwin Federman)

                 /s/ JOHN WALECKA                    Director                             June 22, 1999
---------------------------------------------------
                  (John Walecka)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders of Netro Corporation:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Netro Corporation (a California corporation) and subsidiaries included in this registration statement and have issued our report thereon dated March 4, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the exhibit index above is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------

San Jose, California
March 4, 1999

                               NETRO CORPORATION

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                             BALANCE AT      ADDITIONS                     BALANCE AT
                                            THE BEGINNING    CHARGED TO                    END OF THE
                                             OF THE YEAR      EXPENSES     DEDUCTIONS         YEAR
                                            -------------    ----------    ----------    ---------------
Allowance for Doubtful Accounts:

  Year ended December 31, 1996............      $  --          $   11         $  8           $    3
  Year ended December 31, 1997............          3             219          175               47
  Year ended December 31, 1998............      $  47          $  462         $ --           $  509
Reserve for Warranty:
  Year ended December 31, 1996............      $  --          $  133         $ 58           $   75
  Year ended December 31, 1997............         75             320          224              171
  Year ended December 31, 1998............      $ 171          $1,833         $754           $1,250

                                 EXHIBIT INDEX

(a) EXHIBITS

 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Articles of Incorporation of the
         Registrant.
 3.2     Bylaws of the Registrant, and amendments.
 3.3     Form of Amended and Restated Articles of Incorporation of
         the Registrant, to be filed and effective upon completion of this offering.
 3.4     Form of Amended and Restated Bylaws of the Registrant, to be
         filed and effective upon completion of this offering.
 4.1*    Form of the Registrant's common stock certificate.
 5.1*    Opinion of Venture Law Group, A Professional Corporation.
10.1     Form of Indemnification Agreement.
10.2*    1996 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
10.3     1999 Executive Stock Plan and form of subscription
         agreement.
10.4     1999 Employee Stock Purchase Plan and form of subscription agreement.
10.5*    1997 Directors' Stock Option Plan and form of stock option agreement.
10.6     Lease between Sobrato Interests II et al. and Pyramid
         Technology Corporation dated August 29, 1979, and first
         amendment.
10.6.1   Sublease between Registrant and Siemens Pyramid Information
         Systems, Inc. dated December 15, 1997 and amendment.
10.6.2   Landlord's consent to sublease.
10.7(+)  Global OEM Purchase Agreement between Registrant and Lucent
         Technologies Inc.
10.8(+)  Frame Agreement between Registrant and Italtel s.p.a.
10.8.1(+) Non-Exclusive OEM Supplemental Agreement between Registrant and Italtel s.p.a.
10.8.2(+) Joint Development Agreement between Registrant and Italtel
         s.p.a.
10.9(+)  Manufacturing Agreement between Registrant and Solectron
         California Corporation, dated May 31, 1998
10.10(+) Manufacturing and Engineering Services Agreement between
         Registrant and Microelectronics Technology Inc., dated
         January 11, 1999 and first amendment.
10.11(+) OEM Agreement between Registrant and Cisco Systems, Inc., dated as of December 7, 1998.
10.11.1(+) Technology Agreement between Registrant and Cisco Systems,
         Inc., dated as of December 7, 1998.
10.12    Employment Agreement between Registrant and Gideon
         Ben-Efraim, and amendment.
10.13    Form of Change of Control Agreement.
10.14    Amended and Restated Rights Agreement by and among
         Registrant and certain of its shareholders, dated June 21,
         1999.
23.1     Consent of Arthur Andersen LLP, Independent Public
         Accountants.
23.2*    Consent of Counsel (included in Exhibit 5.1).
24.1     Power of Attorney (see page II-4).
27.1     Financial Data Schedule.

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* To be supplied by amendment.

+ Confidential Treatment Requested

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